     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1998



                                                      REGISTRATION NO. 333-41055

   =============================================================================

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                               ---------------------


                                   PRE-EFFECTIVE


                                  AMENDMENT NO. 1


                                        TO

                                     FORM S-1

                              REGISTRATION STATEMENT
                         UNDER THE SECURITIES ACT OF 1933

                               ---------------------

                               1-800 CONTACTS, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5961                            87-0571643
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                 13751 SOUTH WADSWORTH PARK DRIVE, SUITE D-140
                               DRAPER, UTAH 84020
                           TELEPHONE: (801) 572-8225
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
            INCLUDING AREA CODE, OF REGISTRANT'S EXECUTIVE OFFICES)

                          JONATHAN C. COON, PRESIDENT
                              1-800 CONTACTS, INC.
                 13751 SOUTH WADSWORTH PARK DRIVE, SUITE D-140
                               DRAPER, UTAH 84020
                           TELEPHONE: (801) 572-8225
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

               DENNIS M. MYERS, ESQ.                               DAVID A. ZAGORE, ESQ.
                 Kirkland & Ellis                            Squire, Sanders & Dempsey L.L.P.
              200 East Randolph Drive                        4900 Key Tower, 127 Public Square
              Chicago, Illinois 60601                              Cleveland, Ohio 44114
                  (312) 861-2000                                      (216) 479-8500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                               ------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS, DATED JANUARY 16, 1998


                                2,200,000 SHARES

                              1-800 CONTACTS LOGO

                                  COMMON STOCK


     Of the 2,200,000 shares of Common Stock, par value $.01 per share ("Common Stock"), offered hereby (the "Offering"), 1,925,000 shares are being offered by 1-800 CONTACTS, INC., a Delaware corporation (the "Company"), and 275,000 shares are being offered by the Selling Stockholder (as defined). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of any shares of Common Stock by the Selling Stockholder. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price of the Common Stock.



     The Company's Common Stock has been approved for inclusion on the Nasdaq National Market System under the symbol "CTAC."


     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

======================================================================================================================
                                                     UNDERWRITING                                    PROCEEDS TO
                               PRICE TO             DISCOUNTS AND            PROCEEDS TO               SELLING
                                PUBLIC              COMMISSIONS(1)            COMPANY(2)             STOCKHOLDER
  ------------------------------------------------------------------------------------------------------------------
Per Share.............            $                       $                       $                       $
------------------------------------------------------------------------------------------------------------------
Total(3)..............            $                       $                       $                       $
==================================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $750,000, which will be paid by the Company.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 330,000 additional shares of Common Stock at the price to the public, less underwriting discounts and commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $          ,           and
              , respectively. See "Underwriting."
                               ------------------


     At the request of the Company, up to 110,000 shares offered in the Offering have been reserved for sale to directors, officers and employees of the Company and certain members of their families at the initial public offering price. The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the offices of McDonald & Company Securities, Inc. or through the facilities of The Depository Trust Company on or about
            , 1998.


MCDONALD & COMPANY                                 MORGAN KEEGAN & COMPANY, INC.
       SECURITIES, INC.

               The date of this Prospectus is             , 1998

                   [PICTURES ILLUSTRATING: (I) A CALL CENTER
                   AGENT TAKING AN ORDER; (II) A PANORAMIC
                   VIEW OF THE COMPANY'S CALL CENTER; AND
                   (III) COPIES OF THE MATERIALS THE COMPANY
                   USES TO ADVERTISE AND DELIVER ITS
                   PRODUCTS.]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto included elsewhere in this Prospectus, including the information contained under the heading "Risk Factors" beginning on page 5. Unless otherwise stated, the information contained in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option; (ii) reflects the reincorporation of the Company from Utah to Delaware and the associated changes to the Company's charter and by-laws in connection with such reincorporation; (iii) reflects a 414.175-for-one stock split to be accomplished in connection with the reincorporation; and (iv) gives effect to the exercise by the Company of an option to repurchase a portion of the Company's outstanding common stock upon completion of the Offering. See "Certain Transactions" and "Description of Capital Stock." Unless otherwise stated in this Prospectus, references to the "Company" shall mean 1-800 CONTACTS, INC. and its predecessors.

                                  THE COMPANY


     1-800 CONTACTS, INC. (the "Company") is a leading and rapidly growing direct marketer of replacement contact lenses. Through its easy-to-remember, toll-free telephone number, "1-800 CONTACTS" (1-800-266-8228), the Company sells substantially all of the most popular brands of contact lenses, including those manufactured by Johnson & Johnson, CIBA Vision, Wesley Jessen/Barnes-Hind, Bausch & Lomb and CooperVision. The Company's high volume, cost-efficient operations, supported by its proprietary management information system, enable it to offer its products at competitive prices while delivering a high level of customer service. As a result of its extensive inventory, the Company is generally able to ship approximately 80% of its orders within 24 hours of receipt. The Company believes that it offers consumers an attractive alternative for obtaining replacement contact lenses in terms of price, convenience and speed of delivery. The Company's net sales have grown rapidly, from approximately $3.6 million in 1996 to approximately $21.1 million in 1997 and its net income has grown from approximately $348,000 in 1996 to approximately $1.0 million in 1997.



     The Company markets its products through a national advertising campaign. As compared to other direct marketers of replacement contact lenses, the Company believes that its toll-free telephone number, 1-800 CONTACTS, affords it a significant competitive advantage in generating consumer awareness and repeat business. The Company believes, based upon an independent source, that "vanity" numbers, like 1-800 CONTACTS, generate higher response rates than traditional 1-800 numbers. After the Company first began using the 1-800 CONTACTS number in July 1995, net sales per advertising dollar increased by over 20%. The Company believes its marketing strategy, combined with the higher response rates attributable to the 1-800 CONTACTS telephone number, allows the Company to acquire new customers at a lower average cost per customer. The Company spent approximately $4.8 million (including the capitalized portion thereof) on advertising in 1997, and plans to use a significant portion of the net proceeds from this Offering to increase its sales and marketing activities. The Company's experience has been that increases in advertising expenditures have had a direct and immediate impact on the growth of net sales. The Company believes that the planned increase in advertising activities will enable it to attract significant numbers of new customers.


     The Company operates within the large and growing contact lens industry. In 1996, sales of contact lenses in the United States totaled approximately $2.5 billion and, according to industry analysts, the U.S. market for contact lenses is expected to grow by approximately 10% per year through the year 2000. This anticipated growth is due largely to the shift in the contact lens market away from traditional soft lenses, which generally are replaced on an annual basis, to disposable lenses, which are replaced on a daily, weekly or bi-weekly basis. Over the last decade, the contact lens industry has experienced significant changes in the ways in which contact lenses are sold to consumers in the United States. Driven primarily by the growing popularity of commodity-like contact lens products, such as disposable lenses, direct marketers of contact lenses have emerged as an attractive alternative to more traditional providers, such as eye care practitioners and retail optical chains. The Company estimates that direct marketers accounted for approximately 5% of contact lenses sales in the United States during 1996. The Company believes that consumers are increasingly seeking the convenience, speed and home delivery that can be provided by direct marketers of replacement contact lenses.

     The Company's sales and marketing efforts, combined with its focus on delivering a high level of customer service, have built a loyal customer base. Historically, each $1.00 of sales to new customers has generated approximately $0.78 of reorder sales within 12 months. During December 1997, approximately $1.0 million of the Company's net sales were to repeat customers, compared to net sales to repeat customers of approximately $123,000 in December 1996. The Company's proprietary management information system creates a customer profile containing prescription information, address and payment history, which allows a repeat sale to the customer to be made in approximately one-third the time of a sale to a new customer. The shorter call duration of a repeat order is more convenient for the customer and more profitable for the Company. The Company believes that as more wearers switch to disposable contact lenses, its ability to attract and retain its customers will play an integral role in the Company's continued growth.


COMPETITIVE STRENGTHS

     The Company attributes its success in the direct marketing segment of the contact lens industry and its significant opportunities for growth to several competitive strengths, including the following:

     - 1-800 CONTACTS Telephone Number. The Company believes that its easy-to-remember, toll-free telephone number, 1-800 CONTACTS, affords it a significant competitive advantage over other direct marketers of contact lenses in its ability to generate consumer awareness in a cost-effective manner.

     - Proprietary Management Information System. The Company believes that the operating efficiency resulting from its proprietary management information system is largely responsible for average sales per employee being approximately three to five times higher than its largest direct marketing competitor.

     - Customer Service. Delivering high quality, consistent customer service has been a cornerstone of the Company's strategy since its inception, and the Company believes that consistently providing every customer with prompt and courteous service throughout their relationship with the Company increases the Company's ability to attract and retain customers.

     - Extensive Inventory; Convenient, Rapid Delivery. The Company stocks a large inventory of contact lenses from which it can ship approximately 80% of its orders within 24 hours of receipt and intends to use a portion of the net proceeds from the Offering to invest in additional inventory.

     - Competitive Pricing. The Company believes that its prices are generally 25% lower than prices typically charged by eye care practitioners and comparable to those charged by large retail optical chains and mass merchandisers, who generally do not offer the convenience of telephone ordering and home delivery.

GROWTH STRATEGY

     The Company believes that it has significant opportunities to attract and retain new customers and increase sales through several strategic initiatives, including the following:

     - Expand Sales and Marketing Activities. Following the Offering, the Company plans to significantly expand its sales and marketing activities to attract new customers and increase sales to existing customers. The Company's experience has been that increases in advertising expenditures have had a direct and immediate impact on the growth of net sales.

     - Continue to Deliver High Level of Customer Service. Historically, each $1.00 of sales to new customers has generated $0.78 of reorder sales within 12 months. The Company expects its sales to repeat customers to continue to grow as the contact lens market continues to shift towards disposable contact lenses, and consumers increase the frequency with which they replace their contact lenses.

     - Leverage Existing Infrastructure. To support anticipated growth, the Company has expended considerable resources in establishing proprietary management information and telecommunication systems and operating and distribution facilities that have the capacity to handle the Company's contemplated sales growth for the foreseeable future with minimal additional capital expenditures.

     - Capitalize on Favorable Industry Trends. According to industry analysts, the number of soft contact lens wearers in the United States has increased from 19 million in 1990 to over 25 million in 1996 and are projected to increase by approximately 5% annually through the year 2000 as soft contact lenses continue to gain popularity and the number of 14-to-25 year olds (the prime age group for new lens wearers) increases.

     The Company was incorporated under the laws of the State of Utah in February 1995 and will be reincorporated under the laws of the State of Delaware prior to the completion of the Offering. The Company is the successor to the business founded by the Company's Vice President of Operations in March 1991. The Company's principal executive office is located at 13751 South Wadsworth Park Drive, Suite D-140, Draper, Utah 84020 and its telephone number is (801) 572-8225. The Company maintains a website on the Internet at www.1800contacts.com. The Company's website and the information contained therein shall not be deemed to be part of this Prospectus.

                                  THE OFFERING


Common Stock offered by the Company.............   1,925,000 shares(1)
Common Stock offered by the Selling
  Stockholder...................................   275,000 shares
Common Stock outstanding after the Offering.....   6,141,818 shares(2)
Use of Proceeds.................................   The net proceeds to be received by the Company from
                                                   the Offering will be used: (i) to fund additional
                                                   sales and marketing activities; (ii) to increase
                                                   inventory; (iii) to repay certain existing
                                                   indebtedness; (iv) to fund the S Corporation
                                                   Distribution (as defined) of approximately $0.8
                                                   million; (v) to repurchase approximately 442,651
                                                   shares of Common Stock from an existing stockholder
                                                   of the Company for $1.9 million; and (vi) any
                                                   remaining net proceeds for general corporate
                                                   purposes, including working capital. The
                                                   anticipated uses of the net proceeds are subject to
                                                   change due to the actual circumstances of operating
                                                   the Company's business. Pending such uses, the
                                                   Company currently plans to invest the net proceeds
                                                   in investment grade, short-term, interest-bearing
                                                   securities. See "Use of Proceeds," "S Corporation
                                                   Matters" and "Certain Transactions."
Nasdaq National Market Symbol...................   CTAC


---------------
(1) Does not include the Underwriters' over-allotment option granted by the Company for an aggregate of 330,000 shares of Common Stock.

(2) Does not include 203,140 shares of Common Stock issuable upon the exercise of outstanding options granted to certain members of management or an additional 310,000 shares of Common Stock available for future issuance to employees or non-employee Directors under the Stock Option Plan (as defined). See "Management--Incentive Stock Option Plan."


                                  RISK FACTORS


     Prospective investors should carefully consider the factors set forth under "Risk Factors," as well as the other information set forth in this Prospectus before making an investment in the Common Stock offered hereby. Such risk factors include, among others, that: (i) the Company has experienced rapid growth and has a limited operating history; (ii) a substantial portion of the Company's sales do not comply with applicable state laws and regulations; (iii) the Company currently purchases a substantial portion of its products from unauthorized distributors, such as large optical retail chains with excess inventory, and purchased from a single distributor approximately 27%, 40% and 21% of its inventory in 1995, 1996 and 1997, respectively, and purchased approximately 40% of its inventory from another distributor in 1997; (iv) the Company is dependant upon its telephone and management information systems; (v) the retail sale of contact lenses is highly competitive;

(vi) the Company is dependent upon the continued contributions of key management personnel; (vii) upon completion of the Offering, the existing stockholders of the Company (the "Existing Stockholders") will control approximately 64% of the aggregate voting power of the Company; (viii) the direct marketing industry is experiencing technological changes in marketing methods; and (ix) the Company does not have and cannot acquire any property rights to the 1-800 CONTACTS telephone number under the applicable regulations of the Federal Communications Commission (the "FCC").

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

                                                      PREDECESSOR(1)                               COMPANY
                                       ---------------------------------------------   -------------------------------
                                                                                       FEBRUARY 1, 1995
                                        YEAR ENDED     YEAR ENDED    ONE MONTH ENDED          TO           YEAR ENDED
                                       DECEMBER 31,   DECEMBER 31,     JANUARY 31,       DECEMBER 31,     DECEMBER 31,
                                           1993           1994            1995               1995             1996
                                       ------------   ------------   ---------------   ----------------   ------------
STATEMENT OF OPERATIONS DATA:
Net sales............................    $151,026       $212,584         $21,552           $587,918       $ 3,628,296
Gross profit.........................      48,784         95,258           8,483            232,452         1,412,990
Selling, general and administrative
  expenses...........................      46,899         78,584           9,369            317,898         1,041,312
Income (loss) from operations........       1,885         16,674            (886)           (85,446)          371,678
Net income (loss)(2).................    $  1,885       $ 16,674         $  (886)          $(94,551)      $   348,363
                                         ========       ========         =======           ========       ===========
PRO FORMA STATEMENT OF OPERATIONS DATA:
Pro forma net income (loss)(3).......                                                      $(58,149)      $   214,243
                                                                                           ========       ===========

                                         COMPANY
                                       ------------

                                        YEAR ENDED
                                       DECEMBER 31,
                                           1997
                                       ------------
STATEMENT OF OPERATIONS DATA:
Net sales............................   $21,115,314
Gross profit.........................     7,090,791
Selling, general and administrative
  expenses...........................     5,945,221
Income (loss) from operations........     1,145,570
Net income (loss)(2).................   $ 1,032,408
                                        ===========
PRO FORMA STATEMENT OF OPERATIONS DATA:
Pro forma net income (loss)(3).......   $   634,931
                                        ===========
Pro forma basic net income per common
  share..............................   $      0.14
                                        ===========
Pro forma diluted net income per
  common share(4)....................   $      0.13
                                        ===========
Supplemental pro forma diluted net
  income per common share(5).........   $      0.15
                                        ===========



                                                                                            DECEMBER 31, 1997
                                                                                -----------------------------------------
                                                                                                   PRO       PRO FORMA AS
                                                                                   ACTUAL       FORMA(6)     ADJUSTED(7)
                                                                                ------------   -----------   ------------
BALANCE SHEET DATA:
Working capital (deficit).........                                              $(1,621,522)   $(2,335,597)  $14,838,563
Total assets......................                                                7,781,064      7,781,064    21,440,331
Total debt (including current
  portion)........................                                                2,759,837      2,759,837        90,409
Stockholders' equity (deficit)....                                                  854,358       (456,583)   16,586,167


---------------

(1) The term "Predecessor" is used herein to refer to the historical financial and operating data of the Discount Lens Club.

(2) For all periods indicated, the Company has operated as an S corporation and has not been subject to federal and certain state income taxes.
(3) Pro forma net income reflects historical net income less pro forma income taxes. Pro forma income taxes are provided at an assumed 38.5% effective income tax rate, as if the Company had been a C corporation rather than an S corporation for the above periods. Prior to the closing of this Offering, the Company's S corporation status will terminate; at that date, the Company will record a non-recurring, non-cash charge to earnings to recognize deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"). See "S Corporation Matters."

(4) Pro forma diluted net income per share is based on the weighted average shares of Common Stock and Common Stock equivalents outstanding, including actual shares outstanding and shares deemed to be outstanding. The shares deemed to be outstanding include the number of shares being offered by the Company hereby sufficient to fund an assumed S corporation distribution of approximately $714,075 at December 31, 1997 (based on the amount of retained earnings at December 31, 1997 of $1,286,220, net of notes receivable due from stockholders of the Company of $572,145). Common Stock equivalents were determined using the treasury stock method.


(5) Supplemental pro forma diluted net income per common share gives effect to the elimination of interest expense, net of tax and the additional shares of Common Stock considered to be outstanding as a result of the repayment of $2.7 million of indebtedness from the proceeds of the Common Stock offered by the Company at the assumed initial public offering price of $11.00 per share.


(6) Gives effect to: (i) an assumed distribution of retained earnings of $1,286,220 to the Company's stockholders upon the termination of the Company's S corporation status; (ii) the repayment of notes receivable due from stockholders of $572,145; and (iii) the recording of a deferred income tax liability of $596,866 that would be recorded upon termination of the Company's S corporation status in accordance with SFAS 109. See "S Corporation Matters" and "Certain Transactions."


(7) As adjusted to reflect the sale of 1,925,000 million shares of Common Stock offered by the Company hereby at the assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS


     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Also, documents subsequently filed by the Company with the Securities and Exchange Commission (the "Commission") will contain forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect," "intends" and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below, the matters set forth or incorporated in the Prospectus generally and certain economic and business factors, some of which may be beyond the control of the Company. The Company cautions the reader, however, that the risk factors described below may not be exhaustive. The safe harbor for forward-looking statements provided by Section 27A of the Securities Act is not applicable to limit the Company's liability for sales made in this Offering. In analyzing an investment in the Common Stock offered hereby, prospective investors should carefully consider, along with the other matters referred to herein, the risk factors described below.


RISKS RELATED TO RAPID GROWTH AND LIMITED OPERATING HISTORY


     Since its formation in February 1995, the Company has experienced rapid growth, with net sales increasing from approximately $588,000 for the eleven month period ended December 1995 to approximately $21.1 million in 1997. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage its employee base. It is anticipated that additional experienced management will need to be added to meet the demands of expanded operations. There can be no assurance that such additional management will be attracted and retained, or that the existing and new management will be able to implement such systems effectively or on a timely basis or to manage future expansion successfully. The failure or inability to do so could have a material adverse affect on the Company's business, financial condition and results of operations.



     The Company has a limited operating history. The Company was formed in February 1995 as the successor to the business founded by the Company's Vice President of Operations in March 1991. As a result, there is only limited financial information and operating information available for a potential investor to evaluate an investment in the Common Stock. As the Company expands its operations to meet the anticipated demand for its products, there can be no assurance that the Company will be able to realize or sustain growth in the future comparable to that it has experienced since its formation or that the Company will remain profitable in the future.



RISKS RELATED TO THE LACK OF COMPLIANCE WITH CERTAIN STATE LAWS AND REGULATIONS


     The sale and delivery of contact lenses is generally governed by state laws and regulations. The Company sells to customers in nearly all 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations relating to the delivery and sale of contact lenses vary from state to state, but can generally be classified into five categories: (i) laws that require contact lenses to be dispensed only pursuant to a valid prescription; (ii) laws that require the dispenser to be licensed by the state as an optometrist, ophthalmologist or other professional authorized to dispense lenses; (iii) laws that require lenses be dispensed only in a face-to-face transaction; (iv) laws with requirements that are unclear or do not specifically address the sale and delivery of contact lenses; and (v) laws that the Company believes place no restrictions on the dispensing of replacement contact lenses. Many of the states requiring that contact lenses be dispensed in face-to-face meetings or by a person licensed by such state to dispense lenses also require that lenses only be dispensed pursuant to a valid prescription.


     The Company's operating practice is to attempt to obtain a valid prescription from each of its customers or his/her eye care practitioner. If the Company is unable to obtain a copy of or verify the customer's prescription, it is the Company's practice to ship the lenses to the customer, based on the information that the customer has provided. In addition, neither the Company nor any of its employees is a licensed or registered dispenser of contact lenses in any states other than California and Texas. The Company estimates that approximately one-third of its net sales in 1997 were made in compliance with applicable state laws and regulations. Any action brought against the Company based on its failure to comply with applicable state laws and regulations could result in significant fines to the Company, the Company being prohibited from making sales in a particular state and/or the Company being required to comply with such laws. Such required compliance could result in: (i) increased costs to the Company;
(ii) the loss of a substantial portion of the Company's customers for whom the Company is unable to obtain or verify their prescription; and (iii) the inability to sell to customers at all in a particular state if the Company cannot comply with such state's laws. The occurrence of any of the above results could have a material adverse effect on the Company's ability to sell contact lenses and to continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair the Company's ability to sell contact lenses and continue to operate profitably.



     In June 1997, the Company received notice from the Georgia State Board of Dispensing Opticians (the "Georgia Board") that the Georgia Board considers sales by the Company in Georgia to be in violation of Georgia law, which requires face-to-face delivery of contact lenses. However, the Georgia Board did not recommend that action be taken at that time, but reserved the right to pursue future violations by the Company. In November 1997, the Company received notice from the State of New Mexico Board of Examiners in Optometry (the "New Mexico Board") that the New Mexico Board considers sales by the Company in New Mexico to be in violation of New Mexico law and ordering the Company to cease and desist selling contact lenses in New Mexico. The Company has not taken any actions in response to such notices. Sales to customers in these two states in 1997 were less than 3% of the Company's net sales for that period. See
"Business -- Government Regulation."


RISKS RELATED TO SUPPLY ARRANGEMENTS

     Historically, substantially all of the major manufacturers of contact lenses have refused to sell lenses directly to direct marketers, including the Company, and have sought to prohibit their distributors from doing so. As a result, the Company currently purchases a substantial portion of its products from unauthorized distributors, such as large optical retail chains with excess inventory. The Company is aware that at least one large manufacturer of contact lenses has begun to put tracking codes on its products in an effort to identify distributors who are selling to direct marketers. The Company is not an authorized dealer for the majority of the products which it sells. In addition, the price the Company pays for certain of its products is sometimes higher than that paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers. Furthermore, in order to help ensure adequate supply, the Company generally carries a higher level of inventory than if it were able to purchase directly from contact lens manufacturers. There can be no assurance that the Company will be able to obtain sufficient quantities of contact lenses at competitive prices in the future to meet the existing or anticipated demand for its products. Any such inability would have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company purchased from a single distributor approximately 27%, 40% and 21% of its inventory in 1995, 1996 and 1997, respectively, and purchased approximately 40% of its inventory from another distributor in 1997. The Company believes that neither of these suppliers is authorized by contact lens manufacturers to distribute their products. In the event that this supplier could no longer supply the Company with contact lenses, there can be no assurance that the Company could secure other adequate sources of supply, or that such supply could be obtained on terms as favorable to the Company as its current supply, which could adversely affect the Company by increasing its costs or, in the event adequate replacement supply can not be secured, reducing its net sales.


DEPENDENCE ON TELEPHONE AND MANAGEMENT INFORMATION SYSTEMS

     The Company's success depends, in part, on its ability to provide prompt, accurate and complete service to its customers on a competitive basis, and to purchase and promote products, manage inventory, ship products, manage sales and marketing and maintain efficient operations through its telephone and proprietary management information systems. A significant disruption in its telephone or management information systems could adversely affect the Company's relations with its customers and its ability to manage its operations. From time to time, the Company has experienced temporary interruptions in its telephone service as a result of the technical problems experienced by its long-distance carrier. In 1997, the Company experienced four interruptions, which lasted on average approximately three hours each. There can be no assurance that similar interruptions will not occur in the future or that such interruptions would not have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that extended or repeated reliance on the Company's back-up computer system would not have a material adverse effect on the Company's business, financial condition and results of operations.



RISKS RELATED TO COMPETITION AND ALTERNATIVE TECHNOLOGIES



     The retail sale of contact lenses is a highly competitive and fragmented industry. The Company's principal competitors include ophthalmologists and optometrists in private practice and retail chain stores, which the Company believes collectively accounted for approximately 70% of all contact lens sales in 1996. The Company also competes with national optical chains, such as Cole National Corporation, LensCrafters and National Vision Association and mass merchandisers, such as Wal-Mart, Sam's and Costco, which the Company believes accounted for approximately 25% of all contact lens sales in 1996. The Company also competes with other direct marketers of contact lenses, one of which, Lens Express, Inc., is larger than the Company. The Company may face increased competition in the future from new entrants in the direct marketing business, which may include national optical chains and mass merchandisers, some of which may have significantly greater resources than the Company. In addition, many of the Company's competitors, including most eye care practitioners, national optical chains and mass merchandisers, have direct supply arrangements with contact lens manufacturers, which in some cases affords such competitors with better pricing terms and access to supply. In light of such intense competition, there can be no assurance that the Company will be able to maintain its current market position or realize its anticipated growth.


     The Company also encounters competition from manufacturers of eyeglasses and from alternative technologies, such as surgical refractive procedures (including new refractive laser procedures such as PRK, or photo refractive keratectomy, and LASIK, or laser in situ keratomileusis). If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for contact lenses by enabling patients to avoid the ongoing cost and inconvenience of contact lenses. Accordingly, there can be no assurance that these procedures, or other alternative technologies that may be developed in the future, will not cause a substantial decline in the number of contact lens wearers and thus have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY EXECUTIVES

     The Company is dependent to a large degree on the services of its senior management team, particularly Jonathan C. Coon and John F. Nichols, the Company's President and Vice President, Operations, respectively. Prior to the completion of the Offering, Messrs. Coon and Nichols will enter into employment agreements with the Company. The loss of any of its key executives could have a material adverse effect on the Company. The Company's ability to manage its anticipated growth will depend on its ability to identify, hire and retain highly skilled management and technical personnel. Competition for such personnel is intense. As a result, there can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract such personnel could have a material adverse affect on the Company's business, financial condition and results of operations. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon completion of the Offering, the Existing Stockholders will own 3,941,818 shares of Common Stock and control approximately 64% of the aggregate voting power of the Company, which will allow such stockholders, in the event that they act together, to control substantially all actions taken by the stockholders of the Company, including the election of directors. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders and may also discourage acquisition bids for the Company and limit the amount certain investors may be willing to pay for shares of the Common Stock. See "Management," and "Principal and Selling Stockholders."

RISKS RELATED TO TECHNOLOGICAL CHANGES IN DIRECT MARKETING INDUSTRY

     The Company expects that the direct marketing industry will be affected by technological changes in marketing methods, such as on-line catalogs and Internet shopping. The Company believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas. Adapting to new technologies could require significant capital expenditures by the Company. There can be no assurance that the Company will remain competitive in response to such technological changes.

INTELLECTUAL PROPERTY MATTERS

     The Company believes that a large portion of its success is attributable to the competitive advantage it enjoys as a result of its toll-free telephone number (1-800 CONTACTS). Under applicable rules and regulations of the FCC, the Company does not have and cannot acquire any property rights to this telephone number. There can be no assurance that the Company will be able to retain the use of the 1-800 CONTACTS telephone number. The loss of the right to use the 1-800 CONTACTS number would have a material adverse effect on the Company's business, financial condition and results of operations.

COST OF POSTAGE AND SHIPPING

     The Company ships its products to customers by United States mail and other overnight delivery and surface services. The Company generally invoices the costs of delivery and parcel shipments directly to customers as separate shipping and handling charges. Any increases in shipping rates or postal rates (paid by the Company to deliver its advertising) could have an adverse effect on the Company's operating results as the Company may not be able to effectively pass such increases on to its customers. The United States Postal Service has recently requested approval for an increase in postal rates which would average 4.5% for all domestic services, which, if approved, is expected to be effective in June 1998. Similarly, strikes or other service interruptions by such shippers could adversely affect the Company's ability to market or deliver its products on a timely basis. See "Business--Customers and Marketing."

STATE SALES TAX COLLECTION

     At present, the Company does not collect sales or other similar taxes in respect of sales and shipments of its products. However, various states have sought to impose state sales tax collection obligations on out-of-state direct marketing companies such as the Company. A successful assertion by one or more states that the Company should have collected or be collecting sales taxes on the sale of its products could result in additional costs and administrative expenses to the Company and corresponding price increases to its customers, which could adversely affect the Company's business, financial condition and results of operations.

PRODUCT LIABILITY EXPOSURE

     The Company faces an inherent risk of exposure to product liability claims in the event that the use of the products it sells results in personal injury. Although the Company has not experienced any losses due to product liability claims, there can be no assurance that it will not experience such losses in the future. The Company maintains insurance against product liability claims, but there can be no assurance that such coverage will be adequate to cover any liabilities that the Company may incur, or that such insurance will continue to be available on terms acceptable to the Company. A successful claim brought against the Company in excess of available insurance coverage, or any claim that results in significant adverse publicity against the Company, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Legal Proceedings."

ABSENCE OF PRIOR PUBLIC MARKET; SUBSTANTIAL DILUTION

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations among the Company and the Representatives (as defined herein) and may not be indicative of the market price for shares of the Common Stock after the Offering. For a description of factors considered in determining the initial public offering price, see "Underwriting." There can be no assurance that an active trading market for the Common Stock will develop or if developed, that such market will be sustained. The market price for shares of the Common Stock is likely to be volatile and may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations, news announcements, changes in general market conditions for contact lenses, regulatory actions, adverse publicity regarding the Company or the industry in general, changes in financial estimates by securities analysts and other factors. In addition, broad market fluctuation and general economic and political conditions may adversely affect the market price of the Common Stock, regardless of the Company's actual performance. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.


     Because the initial public offering price is substantially higher than the book value per share of Common Stock, purchasers of the Common Stock in the Offering will be subject to immediate and substantial dilution of $8.32 per share. In addition, pursuant to certain provisions of the Company's restated certificate of incorporation (the "Restated Certificate"), the Company has the authority to issue additional shares of Common Stock and shares of one or more series of voting Preferred Stock. The issuance of such shares could result in the dilution of voting power of the shares of Common Stock purchased in the Offering. See "Dilution" and "Description of Capital Stock."


ABSENCE OF DIVIDENDS

     Following the completion of this Offering, the Company intends to retain all future earnings for use in its business and, therefore, does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

POTENTIAL ADVERSE IMPACT FROM SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company expects to have 6,141,818 shares of Common Stock outstanding. Of these shares, the 2,200,000 shares of Common Stock (2,530,000 shares if the Underwriters' overallotment option is exercised in full) sold in the Offering will be freely tradeable without restriction under the Securities Act, except any such shares which may be acquired by an "affiliate" of the Company. Subject to certain 180-day "lock up" agreements described herein, approximately 3,941,818 shares of Common Stock will be eligible for sale in the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning 90 days after the date of this Prospectus. Future sales of the shares of Common Stock held by the Existing Stockholders could have a material adverse effect on the price of the Common Stock. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE IN CONTROL

     Certain provisions of the Restated Certificate and the Company's by-laws (the "By-laws") may inhibit changes in control of the Company not approved by the Company's Board of Directors. These provisions include: (i) a classified Board of Directors; (ii) a prohibition on stockholder action through written consents; (iii) a requirement that special meetings of stockholders be called only by the Board of Directors; (iv) advance notice requirements for stockholder proposals and nominations; (v) limitations on the ability of stockholders to amend, alter or repeal the By-laws; and (vi) the authority of the Board of Directors to issue without stockholder approval preferred stock with such terms as the Board of Directors may determine. The Company will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."


RISKS RELATING TO FORWARD-LOOKING STATEMENTS


     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include statements regarding the Company's marketing plans, expectations concerning growth in the market, certain financial projections and the planned use of proceeds. Actual results could differ from those projected in any forward-looking statements. The forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements, or to update the reasons why actual results may differ from those projected in the forward-looking statements. Numerous factors, including without limitation factors mentioned in this Risk Factors section, many of which are beyond the control of management of the Company, could cause future results to differ substantially from those contemplated in such forward-looking statements. The safe harbor for forward-looking statements provided by Section 27A of the Securities Act and
Section 21E of the Exchange Act is not applicable to limit the Company's liability for sales made in this Offering.


                                  THE COMPANY

     The Company was incorporated under the laws of the State of Utah in February 1995 and will be reincorporated under the laws of the State of Delaware prior to completion of the Offering. The Company is the successor to the business founded by the Company's Vice President of Operations in March 1991. The Company's principal executive office is located at 13751 South Wadsworth Park Drive, Suite D-140, Draper, Utah 84020 and its telephone number is (801) 572-8225.

                             S CORPORATION MATTERS

     Since its inception, the Company has been a corporation subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, the taxable income of the Company has been taxed, for Federal (and some state) income tax purposes, directly to the Company's stockholders rather than to the Company.

     On the closing date of this Offering, the Company will elect to terminate its S corporation status. As a result, the Company's earnings through the date of termination of the Company's S corporation status generally will be taxed for federal and state income tax purposes directly to the Existing Stockholders who were the only stockholders of the Company prior to the closing of this Offering. Subsequent to the termination of its S corporation status, the Company will be subject to federal and state income taxes on its earnings.


     Effective the day preceding the closing date of this Offering, the Company will declare a distribution to the Existing Stockholders in an amount equal to the Company's retained earnings from its formation through the date immediately preceding the date of termination of the Company's S corporation status (the "S Corporation Distribution"). If the Company's S corporation status had terminated as of December 31, 1997, the amount of the S Corporation Distribution would have been approximately $714,075 (net of notes receivable due from stockholders of the Company). The actual amount of the S Corporation Distribution is estimated to be approximately $0.8 million, reflecting undistributed earnings through the date preceding the anticipated closing date of this Offering (net of notes receivable due from stockholders of the Company). It is currently anticipated that the S Corporation Distribution will be funded out of the net proceeds of this Offering. See "Use of Proceeds" and "Certain Transactions."


     Purchasers of Common Stock in this Offering will not receive any of the S Corporation Distribution.

     Immediately prior to the consummation of the Offering, the Existing Stockholders and the Company intend to enter into an S corporation termination, tax allocation and indemnification agreement (the "Agreement for Distribution of Retained Earnings and Tax Indemnification") relating to the S Corporation Distribution to such stockholders and indemnification arrangements among such stockholders and the Company for certain tax liabilities.


     Upon termination of its S corporation status, the Company will become subject to income taxation and in connection therewith, the Company will record deferred income taxes in accordance with SFAS 109. If the Company's S corporation status had been terminated at December 31, 1997, the amount of the charge to earnings would have been approximately $597,000.


                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering (after deducting applicable underwriting discounts and estimated expenses payable by the Company) are estimated to be approximately $18.9 million (assuming an initial public offering price of $11.00 per share). The Company expects to use: (i) approximately $10.0 million to fund additional sales and marketing activities;
(ii) approximately $3.0 million to increase inventory;

(iii) approximately $2.7 million for the repayment of debt; (iv) approximately $0.8 million to fund the S Corporation Distribution; (v) $1.9 million to exercise an option to purchase 442,651 shares of Common Stock from an existing stockholder of the Company; and (vi) any remaining net proceeds for general corporate purposes, including working capital. The anticipated uses of the net proceeds are subject to change due to the actual circumstances of operating the Company's business. Pending such uses, the Company currently plans to invest the net proceeds in investment grade, short-term, interest-bearing securities. See "Certain Transactions."


     Approximately $1.6 million of the indebtedness expected to be repaid by the Company out of the net proceeds of the Offering was borrowed from a stockholder of the Company pursuant to a line of credit and two promissory notes, all of which bear interest at the prime interest rate plus 2%. The line of credit provides for maximum borrowings of $250,000 and matures in February 1999. Initial borrowings under the two promissory notes were $250,000 and $1.1 million and such promissory notes mature in September 1998 and July 1998, respectively. The remainder of the indebtedness being repaid was incurred under the Credit Facility (as defined), which bears interest at the lender's prime interest rate plus 1.5% and matures on July 31, 1998.

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholder.

                                DIVIDEND POLICY

     The Company anticipates that all of its future earnings will be retained to finance the expansion of its business and, subsequent to the payment of the S Corporation Distribution, does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's results of operations, financial condition, capital requirements and contractual restrictions. In addition, the Credit Facility (as defined) prohibits the Company from paying any cash dividends on the Common Stock after the termination of the Company's S corporation status.

                                 CAPITALIZATION


     The following table sets forth: (i) the actual capitalization of the Company as of December 31, 1997; (ii) the pro forma capitalization of the Company as of such date, giving effect to the payment of the S Corporation Distribution and the recording of approximately $597,000 of deferred income tax liabilities resulting from the termination of S corporation status; and (iii) such pro forma capitalization, as adjusted to give effect to the sale by the Company of 1,925,000 shares of Common Stock pursuant to the Offering, assuming an initial public offering price of $11.00 per share and the application of the net proceeds to the Company therefrom as described under "Use of Proceeds." This table should be read in conjunction with the financial statements of the Company and notes thereto included elsewhere in this Prospectus.



                                                                   DECEMBER 31, 1997
                                                        ---------------------------------------
                                                                                     PRO FORMA
                                                          ACTUAL      PRO FORMA     AS ADJUSTED
                                                        ----------    ----------    -----------
Short-term obligations:
  Line of credit......................................  $1,055,640    $1,055,640    $        --
  Notes payable to stockholders.......................   1,370,000     1,370,000             --
  Current portion of capital lease obligation.........      23,532        23,532         23,532
                                                        ----------    ----------    -----------
     Total short-term obligations.....................  $2,449,172    $2,449,172    $    23,532
                                                        ==========    ==========    ===========
Long-term obligations:
  Notes payable to stockholders.......................  $  243,788    $  243,788    $        --
  Capital lease obligation, less current portion......      66,877        66,877         66,877
                                                        ----------    ----------    -----------
  Total long-term obligations.........................     310,665       310,665         66,877
                                                        ==========    ==========    ===========
Stockholders' equity:
  Preferred Stock, $0.01 par value, 1,000,000 shares
     authorized, no shares issued or outstanding......          --            --             --
  Common Stock, $0.01 par value, 20,000,000 shares
     authorized; 4,659,469 shares issued on an actual
     and a pro forma basis; and 6,584,469 shares
     issued on a pro forma as adjusted basis (1)(2)...      46,595        46,595         65,845
  Additional paid-in capital..........................      93,688        93,688     19,017,188
  Retained earnings (deficit).........................   1,286,220      (596,866)      (596,866)
  Notes receivable from stockholders..................    (572,145)           --             --
  Treasury stock, 442,651 shares at cost (3)..........          --            --     (1,900,000)
                                                        ----------    ----------    -----------
     Total stockholders' equity (deficit).............     854,358      (456,583)    16,586,167
                                                        ----------    ----------    -----------
          Total capitalization........................  $1,165,023    $ (145,918)   $16,653,044
                                                        ==========    ==========    ===========


---------------

(1) Assuming an initial public offering price of $11.00 per share (the mid-point of the range set forth on the cover page of this Prospectus), less the Underwriters' discount and the estimated expenses of the Offering.


(2) Does not include 203,140 shares of Common Stock issuable upon the exercise of outstanding options granted to certain members of management or an additional 310,000 shares of Common Stock available for future issuance under the Stock Option Plan (as defined). See "Management -- Incentive Stock Option Plan."


(3) Reflects the repurchase of an aggregate of 442,651 shares of Common Stock by the Company from an existing stockholder of the Company for $1.9 million. See "Certain Transactions."

                                    DILUTION


     As of December 31, 1997, the pro forma deficit in the Company's net tangible book value was approximately $559,000, or $0.12 per share after giving effect to (i) the payment of the S Corporation Distribution and (ii) the recording of approximately $597,000 of deferred income tax liabilities resulting from the termination of the S corporation election. After giving effect to the Offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company as of December 31, 1997, would be $16.5 million or $2.68 per share. This represents an immediate increase in net tangible book value per share of $2.80 per share to the Existing Stockholders and an immediate dilution of $8.32 per share to new investors. The following table illustrates this per share dilution:


Assumed initial public offering price per share.............            $11.00
Pro forma net tangible book value per share before the
  Offering(1)...............................................  $(0.12)
Increase per share attributable to payments by new
  investors.................................................    2.80
                                                              ------
Adjusted pro forma net tangible book value per share after
  the Offering..............................................              2.68
                                                                        ------
Dilution per share to new investors(2)......................            $ 8.32
                                                                        ======

---------------


(1) The Company's pro forma deficit in net tangible book value per share of Common Stock is determined by dividing the Company's deficit in tangible net worth at December 31, 1997 of $559,000 by the aggregate number of shares of Common Stock outstanding. Deferred advertising costs of $1.7 million were included in the computation of pro forma deficit in net tangible book value.


(2) Dilution is determined by subtracting pro forma, as adjusted, net tangible book value per share after the Offering from the initial public offering price per share.


     The following table summarizes, on a pro forma basis, as of December 31, 1997, the difference between the Existing Stockholders and the new investors with respect to the number of shares of Common Stock purchased (or to be purchased) from the Company, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the Existing Stockholders and new investors, at an assumed initial public offering price of $11.00 per share, before deducting the estimated offering expenses and underwriting discounts and commissions:


                                    SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                   -------------------    ----------------------      PRICE
                                    NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                   ---------   -------    ------------   -------    ---------
Existing Stockholders(3).........  4,216,818     68.7%    $    140,283      0.7%     $ 0.03
New investors(4).................  1,925,000     31.3       21,175,000     99.3       11.00
                                   ---------    -----     ------------    -----
Total............................  6,141,818    100.0%    $ 21,315,283    100.0%
                                   =========    =====     ============    =====

---------------


(3) Does not include 203,140 shares of Common Stock issuable upon the exercise of outstanding options granted to certain members of management or an additional 310,000 shares of Common Stock available for future issuance under the Stock Option Plan (as defined). See "Management -- Incentive Stock Option Plan."


(4) Sales of Common Stock by the Selling Stockholder in the Offering will reduce the number of shares held by the Existing Stockholders to 3,941,818, or approximately 64% of the outstanding Common Stock after the Offering, and will increase the number of shares held by new investors to 2,200,000 shares of Common Stock, or approximately 36% of the outstanding Common Stock after the Offering.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


     The financial data as of and for the years ended December 31, 1993 and 1994 and the one month period ended January 1, 1995 are derived from the financial statements of the Predecessor. The financial data as of and for the eleven month period ended December 31, 1995 and the years ended December 31, 1996 and 1997 have been derived from the audited financial statements of the Company, which are included as part of this Prospectus. The selected financial data below should be read in conjunction with the financial statements and the notes thereto of the Predecessor and the Company included elsewhere in this Prospectus and "Management's Discussion and Analysis of Results of Operations and Financial Condition."



                                           PREDECESSOR(1)                                  COMPANY
                              -----------------------------------------   ------------------------------------------
                                  YEAR           YEAR        ONE MONTH    FEBRUARY 1,        YEAR           YEAR
                                 ENDED          ENDED          ENDED        1995 TO         ENDED          ENDED
                              DECEMBER 31,   DECEMBER 31,   JANUARY 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                  1993           1994          1995           1995           1996           1997
                              ------------   ------------   -----------   ------------   ------------   ------------
STATEMENT OF OPERATIONS
  DATA:
Net sales...................    $151,026       $212,584       $21,552       $587,918      $3,628,296    $21,115,314
Costs of sales..............     102,242        117,326        13,069        355,466       2,215,306     14,024,523
                                --------       --------       -------       --------      ----------    -----------
Gross profit................      48,784         95,258         8,483        232,452       1,412,990      7,090,791
Selling, general and
  administrative expenses...      46,899         78,584         9,369        317,898       1,041,312      5,945,221
                                --------       --------       -------       --------      ----------    -----------
Income (loss) from
  operations................       1,885         16,674          (886)       (85,446)        371,678      1,145,570
Other expenses, net.........          --             --            --         (9,105)        (23,315)      (113,162)
                                --------       --------       -------       --------      ----------    -----------
Net income (loss)(2)........    $  1,885       $ 16,674       $  (886)      $(94,551)     $  348,363    $ 1,032,408
                                ========       ========       =======       ========      ==========    ===========
PRO FORMA STATEMENT OF
  OPERATIONS DATA:
Pro forma (provision)
  benefit for income
  taxes.....................                                                $ 36,402      $ (134,120)   $  (397,477)
Pro forma net income
  (loss)(3).................                                                 (58,149)        214,243        634,931
                                                                            ========      ==========    ===========
Pro forma basic net income
  per common share..........                                                                            $      0.14
                                                                                                        ===========
Pro forma diluted net income
  per common share(4).......                                                                            $      0.13
                                                                                                        ===========
Supplemental pro forma
  diluted net income per
  common share(5)...........                                                                            $      0.15
                                                                                                        ===========
BALANCE SHEET DATA (AT THE
  END OF PERIOD):
Working capital (deficit)...    $  7,476       $ 13,449       $11,762       $(12,093)     $ (204,080)   $(1,621,522)
Total assets................      20,651         25,574        23,687        243,845       1,156,646      7,781,064
Total debt (including
  current portion)..........          --             --            --        207,864         370,705      2,759,837
Stockholders' equity
  (deficit).................      18,046         22,818        21,032        (28,412)        146,359        854,358


---------------
(1) The historical financial and operating data of the Predecessor was derived from the historical financial and operating data of the Discount Lens Club.

(2) For all periods indicated, the Company has operated as an S corporation and has not been subject to federal and certain state income taxes.

(3) Pro forma net income reflects historical net income less pro forma income taxes. Pro forma income taxes are provided at an assumed 38.5% effective income tax rate, as if the Company had been a C corporation rather than an S corporation for the above periods. Prior to the closing of this Offering, the Company's S corporation status will terminate; at that date, the Company will record a non-recurring, non-cash charge to earnings to recognize deferred income taxes in accordance with SFAS 109. See "S Corporation Matters."


(4) Pro forma diluted net income per share is based on the weighted average shares of Common Stock and Common Stock equivalents outstanding, including actual shares outstanding and shares deemed to be outstanding. The shares deemed to be outstanding represent the number of shares being offered by the Company hereby sufficient to fund an assumed S corporation distribution of approximately $714,075 at December 31, 1997 (based on the amount of retained earnings at December 31, 1997 of $1,286,220, net of notes receivable due from stockholders of the Company of $572,145). Common Stock equivalents were determined using the treasury stock method.



(5) Supplemental pro forma diluted net income per common share gives effect to the elimination of interest expense, net of tax and the additional shares of Common Stock considered to be outstanding as a result of the repayment of $2.7 million of indebtedness from the proceeds of the Common Stock offered by the Company at the assumed initial public offering price of $11.00 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Historical and Pro Forma Financial Data" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW


     The Company is a leading and rapidly growing direct marketer of replacement contact lenses. The Company was formed in February 1995 and is the successor to the mail order business founded by the Company's Vice President of Operations in March 1991. Since its formation, the Company has experienced significant growth in revenues and net income. The Company's net sales have grown rapidly, from approximately $3.6 million in 1996 to approximately $21.1 million in 1997 and its net income has grown from approximately $348,000 in 1996 to approximately $1.0 million in 1997.



     During 1995, 1996 and 1997, the Company hired additional management personnel and invested significant resources in infrastructure improvements such as expanded operating facilities, enhanced telecommunications equipment and upgrading its proprietary management information system to support its customer service and marketing programs. Key components of the infrastructure investment consisted of expanded operating facilities, a new, higher capacity telephone switch and the purchase of software and corresponding hardware upgrades to the Company's proprietary management information system.


     Quarter-to-quarter comparisons are impacted by the timing of the mailing of the Company's advertisements. Approximately 40% of the revenue related to a particular mailing is generated within 60 to 90 days after such mailing. The Company engages in an ongoing mailing campaign. The volume of mailings may vary in different quarters and from year-to-year depending on the Company's assessment of prevailing market opportunities.


     The Company has operated as an S corporation and, as a result has not been subject to federal or certain state income taxes. Prior to the consummation of this Offering, the Company will become subject to federal and state income taxes and will recognize an estimated non-recurring, non-cash charge to earnings to record deferred income taxes for the tax effect of cumulative temporary differences between financial and tax reporting. If the Company's S corporation status had been terminated at December 31, 1997, the amount of this charge to earnings would have been approximately $597,000. See "S Corporation Matters."



     The Company sells a variety of brands of contact lenses, all with varying gross margins. Accordingly, the Company's overall gross margin is affected by its product mix. Historically, the Company's overall gross margin has been positively impacted by the sale of manufacturers' promotional products, which the Company is generally able to sell at higher gross margins than the Company's other products. The recent rapid growth in the Company's net sales has resulted in these sales representing a smaller percentage of the Company's overall sales. As a result, the Company's overall gross margin has decreased in recent periods. Gross margins on specific products, however, have remained relatively constant over such periods. The Company's overall gross margin over the last four quarters has remained relatively constant.

RESULTS OF OPERATIONS

     The following table presents the Company's results of operations expressed as a percentage of net sales:


                                                              COMBINED      THE COMPANY
                                                              --------    ----------------
                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                              1995(1)      1996      1997
                                                              --------    -------    -----
Net sales...................................................   100.0%      100.0%    100.0%
Cost of sales...............................................    60.5        61.1      66.4
                                                               -----       -----     -----
Gross profit................................................    39.5        38.9      33.6
Selling, general and administrative expenses................    53.7        28.7      28.2
                                                               -----       -----     -----
Income (loss) from operations...............................   (14.2)       10.2       5.4
Other (expense) income, net.................................    (1.5)       (0.6)     (0.5)
                                                               -----       -----     -----
Net income (loss)...........................................   (15.7)%       9.6%      4.9%
                                                               =====       =====     =====


---------------


(1) The combined results of operations for the year ended December 31, 1995 were prepared based on the combined historical results of (i) the Company for the eleven month period from February 1,1995 through December 31, 1995 and (ii) the historical results of operations of the Discount Lens Club for the one month period ending January 31, 1995. The financial results of the Company may not be comparable to those of the Predecessor due to changes in the Company's operations that were implemented by Mr. Coon at the time he joined the Company.



YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996



     Net sales. Net sales for the year ended December 31, 1997 increased $17.5 million, or approximately 482%, to $21.1 million from $3.6 million for the year ended December 31, 1996. This increase was primarily attributable to higher sales volumes due to additional sales and marketing activities.



     Gross profit. Gross profit for the year ended December 31, 1997 increased $5.7 million, or approximately 402%, to $7.1 million from $1.4 million in the comparable 1996 period. Gross profit margin decreased to 33.6% for the year ended December 31, 1997 from 38.9% in the comparable period. The Company's gross profit margin for the year ended December 31, 1996 was positively impacted by the sale of manufacturers' promotional products, which generally have higher margins.



     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1997 increased by $4.9 million, or approximately 471%, to $5.9 million from $1.0 million for the year ended December 31, 1996 due to the increase in sales and marketing activity and the related increase in expenditures necessary to support the increased sales. As a percentage of net sales, selling, general and administrative expenses decreased to 28.2% in the 1997 period from 28.7% in the 1996 period. This decrease is largely due to the fixed nature of many such expenses, including rent, salaries, depreciation and certain equipment costs.



     Income from operations. Income from operations for the year ended December 31, 1997 increased by $773,892 to $1.1 million from $371,678 for the year ended December 31, 1996. This increase was primarily attributable to increased product sales.



     Other (expense) income, net. Other (expense) income for the year ended December 31, 1997 decreased by $89,847 to $(113,162) from $(23,315) for the year ended December 31, 1996. This decrease was primarily attributable to an increase in interest expense due to increased borrowings by the Company from one of its stockholders and under the Credit Facility, offset partially by an increase in other income primarily due to an increase in interest income from stockholders' notes receivable.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO COMBINED YEAR ENDED DECEMBER 31, 1995

     Net sales. Net sales for the year ended December 31, 1996 increased by $3.0 million, or approximately 495%, to $3.6 million from $609,470 for the combined year ended December 31, 1995. This increase was primarily attributable to higher sales volumes due to increased sales and marketing activities.

     Gross profit. Gross profit in 1996 increased by $1.2 million, or approximately 486%, to $1.4 million from $240,935 in 1995. Gross profit margin decreased to 38.9% in 1996 from 39.5% in the prior year. This decrease was attributable to a change in product mix.


     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1996 increased by $714,045, or 218%, to $1.0 million from $327,267 for the comparable period in 1995. This increase was the result of the increase in sales and marketing activity and the related increase in expenditures necessary to support the increased sales. As a percentage of net sales, selling, general and administrative expenses decreased to 28.7% in 1996 from 53.7% in 1995. This reduction was primarily the result of certain fixed expenses, including rent, salaries, depreciation and certain equipment costs, being allocated over an increased sales base.


     Income from operations. Income from operations for the year ended December 31, 1996 increased by $458,010 to $371,678 from $(86,332) for the year ended December 31, 1995. This increase was due to increased product sales.


     Other (expense) income, net. Other (expense) income for the year ended December 31, 1996 decreased by $14,210 to $(23,315) from $(9,105) for the year ended December 31, 1995. This decrease was primarily attributable to an increase in interest expense due to increased borrowings by the Company from a stockholder of the Company.


LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically funded its growth through a combination of funds generated from operations and borrowings. Working capital requirements generally precede the realization of sales on a monthly basis. The Company uses funds generated from operations and borrowings to increase inventory levels in anticipation of future sales realization. The Company's supply arrangements generally require the Company to pay cash upon delivery of inventory. As a result, the Company is generally unable to rely on standard trade credit arrangements in purchasing its inventory, which would ordinarily permit the net amount due to be paid within 30 days of shipment of ordered merchandise. In addition, in order to help ensure sufficient supply, the Company generally carries a higher level of inventory than if it were able to purchase directly from contact lens manufacturers. See "Risk Factors -- Risks Related to Supply Arrangements."


     Net cash provided by (used in) operating activities was $(91,051), $114,275 and $(1,022,313) in 1995, 1996 and 1997, respectively. In 1996, approximately $386,000 and $394,000 was used to finance increases in inventories and deferred advertising costs, respectively, while $476,000 was provided by increases in accounts payable and accrued liabilities related primarily to inventory purchases and advertising expenditures. In 1997, approximately $4.3 million and $1.3 million was used to finance increases in inventories and deferred advertising costs, respectively, while $3.5 million was provided by increases in accounts payable and accrued liabilities related primarily to inventory purchases and advertising expenditures.



     Net cash used in investing activities, principally related to capital expenditures for infrastructure improvements and increases in notes receivable from stockholders, was approximately, $46,690, $408,584 and $903,078 in 1995, 1996 and 1997, respectively.



     Capital expenditures for infrastructure improvements such as expanded operating facilities, upgrades in telecommunications and management information systems were $32,546 in 1995, $174,992 in 1996 and $488,244 in 1997. The Company
presently anticipates that capital expenditures in 1998 will be approximately $300,000.

     Net cash provided by financing activities for fiscal 1995, 1996 and 1997 was $139,017, $291,384 and $1,925,391, respectively. These amounts primarily represent borrowings from a stockholder of the Company and borrowings under the Credit Facility.



     Immediately prior to the consummation of the Offering, the Company will make the S Corporation Distribution to the Existing Stockholders. Based on the present estimate of the closing date, the Company estimates that the S Corporation Distribution will be approximately $0.8 million (net of notes receivable due from stockholders of the Company) and will be paid from a portion of the net proceeds of the Offering. The Agreement for Distribution of Retained Earnings and Tax Indemnification will provide for indemnification of the Company and the Existing Stockholders which could result in payments to or from the Company following the consummation of this Offering. See "S Corporation Matters."



     In August 1997, the Company established a revolving credit facility to provide for working capital borrowings and other corporate purposes (the "Credit Facility"). The Company amended the Credit Facility in January 1998. As a result, the Credit Facility currently provides for borrowings equal to the lesser of $3.0 million or 50% of eligible inventory. The maximum borrowings under the Credit Facility decreases to the lesser of $2.75 million on January 31, 1998, $2.25 million on February 28, 1998, $1.75 million on March 31, 1998 and $1.0 million on April 30, 1998 or 50% of eligible inventory at each of the respective dates. The Credit Facility permits borrowings of the lesser of $1.5 million or 50% of eligible inventory on April 30, 1998 and thereafter in the event that the Company receives at least $10.0 million in net proceeds from the Offering. The Credit Facility has a scheduled maturity on July 31, 1998 and bears interest at a floating rate equal to the lender's prime interest rate plus 1.5% (10% at December 31, 1997). As of December 31, 1997, outstanding borrowings under the Credit Facility totaled approximately $1.1 million. The Credit Facility is secured by substantially all of the Company's assets and contains financial covenants customary for this type of financing.


     The Company believes that its available cash after this Offering, together with cash flow from operations, will be sufficient to support current operations and future growth at least through fiscal 1998. The Company may be required to seek additional sources of funds for accelerated growth or continued growth after that point, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned growth, which could adversely affect the Company's business, financial condition and results of operations.


     As a result of state regulatory requirements, the Company's liquidity, capital resources and results of operations may be negatively impacted in the future if the Company incurs increased costs or fines, is prohibited from selling its products in a particular State(s) or experiences losses of a substantial portion of the Company's customers for whom the Company is unable to obtain or verify a prescription due to the enforcement of requirements by state regulatory agencies. See "Risk Factors -- Risks Related to the Lack of Compliance with Certain Laws and Regulations."


SEASONALITY


     The Company does not believe that seasonality has had a material effect on the Company's operations for the three years ended December 31, 1997.


INFLATION


     The Company does not believe that inflation has had a material effect on the Company's operations for the three years ended December 31, 1997.



YEAR 2000 ISSUE



     The Company has reviewed all of its current computer applications with respect to the year 2000 issue. The Company believes all of its applications are substantially year 2000 compliant and that any additional costs with respect to year 2000 compliance will not be material to the Company. The Company is currently unable to determine the effects of year 2000 compliance by its vendors.

                                    BUSINESS

OVERVIEW


     The Company is a leading and rapidly growing direct marketer of replacement contact lenses. Through its easy-to-remember, toll-free telephone number, "1-800 CONTACTS" (1-800-266-8228), the Company sells substantially all of the most popular brands of contact lenses, including those manufactured by Johnson & Johnson, CIBA Vision, Wesley Jessen/Barnes-Hind, Bausch & Lomb and CooperVision. The Company's high volume, cost-efficient operations, supported by its proprietary management information system, enable it to offer its products at competitive prices while delivering a high level of customer service. As a result of its extensive inventory, the Company is generally able to ship approximately 80% of its orders within 24 hours of receipt. The Company believes that it offers consumers an attractive alternative for obtaining replacement contact lenses in terms of price, convenience and speed of delivery. The Company's net sales have grown rapidly, from approximately $3.6 million in 1996 to approximately $21.1 million in 1997 and its net income has grown from approximately $348,000 in 1996 to approximately $1.0 million in 1997.



     The Company markets its products through a national advertising campaign. As compared to other direct marketers of replacement contact lenses, the Company believes that its toll-free telephone number, 1-800 CONTACTS, affords it a significant competitive advantage in generating consumer awareness and repeat business. The Company believes, based upon an independent source, that "vanity" numbers, like 1-800 CONTACTS, generate higher response rates than traditional 1-800 numbers. After the Company first began using the 1-800 CONTACTS number in July 1995, net sales per advertising dollar increased by over 20%. The Company believes its marketing strategy, combined with the higher response rates attributable to the 1-800 CONTACTS telephone number, allows the Company to acquire new customers at a lower average cost per customer. The Company spent approximately $4.8 million (including the capitalized portion thereof) on advertising in 1997, and plans to use a significant portion of the net proceeds from this Offering to increase its sales and marketing activities. The Company's experience has been that increases in advertising expenditures have had a direct and immediate impact on the growth of net sales. The Company believes that the planned increase in advertising activities will enable it to attract significant numbers of new customers.



     The Company's sales and marketing efforts, combined with its focus on delivering a high level of customer service, have built a loyal customer base. Historically, each $1.00 of sales to new customers has generated approximately $0.78 of reorder sales within 12 months. During December 1997, approximately $1.0 million of the Company's net sales were to repeat customers, compared to net sales to repeat customers of approximately $123,000 in December 1996. The Company's proprietary management information system creates a customer profile containing prescription information, address and payment history, which allows a repeat sale to the customer to be made in approximately one-third the time of a sale to a new customer. The ease of placing additional orders is convenient for the customer and is more profitable to the Company due to the lower costs associated with repeat sales as compared to initial sales. The Company believes that as more wearers switch to disposable lenses, its ability to attract and retain its customers will play an integral role in the Company's continued growth.


INDUSTRY OVERVIEW

     Industry analysts estimate that over 50% of the United States' population needs some form of corrective eyewear and that there are nearly 154 million people in the United States who currently use some form of corrective eyewear. Contact lenses have become a convenient, cost effective alternative to eyeglasses and the number of contact lens wearers is expected to increase as technology further improves the convenience, comfort and fit of contact lenses. As a result, the contact lens market is large and growing. In 1996, sales of contact lenses in the United States totaled approximately $2.5 billion and, according to industry analysts, the U.S. market for contact lenses is expected to grow approximately 10% per year through the year 2000. This growth is due largely to the shift in the contact lens market away from traditional soft lenses, which generally are replaced on an annual basis, to disposable lenses, which are replaced on a daily, weekly, or bi-weekly basis. Since 1991, the number of contact lens wearers in the United States has increased by 4.2% per year while expenditures per wearer have increased by 6.5% per year as conventional users have shifted to more costly specialty and disposable lenses.

While the market for hard contact lenses has been relatively flat since 1991 with approximately 6 million U.S. wearers, the number of people wearing soft contact lenses has grown at a compound annual growth rate of 5.9% since that time.

     Traditionally, contact lenses were almost exclusively sold to consumers by either ophthalmologists or optometrists (referred to herein collectively as "eye care practitioners"). Eye care practitioners would typically supply a patient with his or her initial pair of contact lenses in connection with providing the patient an eye examination and all replacement lenses, regardless of whether the patient was given or required another eye examination. Because the initial fitting of contact lenses requires a prescription written by an eye care practitioner, the initial sale of contact lenses still takes place primarily in this manner. Over the last decade, however, a number of alternative sellers of replacement contact lenses have emerged, including direct marketers. The Company estimates that direct marketers accounted for approximately 5% of contact lens sales in the United States during 1996.

     The Company believes that increased consumer awareness of the benefits of the direct marketing of contact lenses will lead to further growth of direct marketing. Purchasing replacement contact lenses from a direct marketer offers the convenience of shopping at home, rapid home delivery, quick and easy telephone ordering and competitive pricing. In addition, the growth in popularity of disposable contact lenses, which require patients to purchase replacement lenses more frequently, has contributed to the growth of the direct marketing channel. The direct marketing industry continues to grow as many retail customers have migrated towards the convenience and service offered by home shopping and the Company expects the direct marketing segment of the contact lens industry to grow in tandem with the growth in the direct marketing industry as a whole.

     Historically, sales of contact lenses by direct marketers have been impeded by eye care practitioners and contact lens manufacturers. Many eye care practitioners have been reluctant to provide patients with a copy of their prescription or to release such information to direct marketers upon request, thereby prohibiting such patients from purchasing lenses from a direct marketer. In addition, substantially all of the major manufacturers of contact lenses have historically refused to sell contact lenses directly to direct marketing companies and have sought to prohibit their distributors from doing so. These traditional barriers to the direct marketing of contact lenses may be reduced or eliminated in the future. The Federal Trade Commission (the "FTC") has recently solicitated comments regarding whether eye care practitioners should be required to release contact lens prescriptions to their patients. In addition, the Attorneys General for 28 states have joined in a lawsuit against the major contact lens manufacturers and certain eye care practitioners and their trade associations alleging that the manufacturers' policy not to sell to direct marketers was adopted in conspiracy with eye care practitioners to eliminate alternative channels of trade from the contact lens market. See "--Government Regulation," and "--Purchasing and Principal Suppliers."

COMPETITIVE STRENGTHS

     The Company attributes its success in the direct marketing segment of the contact lens industry and its significant opportunities for growth to several competitive strengths, including the following:

     - 1-800 CONTACTS Telephone Number. The Company believes that its easy-to-remember, toll-free telephone number, 1-800 CONTACTS, affords it a significant competitive advantage over other direct marketers of contact lenses in its ability to generate consumer awareness in a cost-effective manner. The Company believes, based upon an independent source, that "vanity" numbers, like 1-800 CONTACTS, generate higher response rates than traditional 1-800 numbers. After the Company first began using the 1-800 CONTACTS number in July 1995, net sales per advertising dollar increased by over 20%. The Company believes that it enjoys a higher customer retention rate and higher response rate due in large part to the top-of-the-mind awareness generated by the 1-800 CONTACTS telephone number.

     - Proprietary Management Information System. The Company believes that the operating efficiency resulting from its proprietary management information system gives it a significant competitive advantage over other direct marketers. The Company believes this system is largely responsible for average sales per employee being approximately three to five times higher than its largest direct marketing competitor. The

       Company believes that this system is capable of supporting the Company's anticipated sales growth in the foreseeable future.

     - Customer Service. The Company believes that it provides better customer service to replacement lens purchasers than traditional contact lens distributors. Delivering high quality, consistent customer service has been a cornerstone of the Company's strategy since its inception. The Company's teleservice agents are trained to provide efficient and accurate order entry and are able to provide each customer with real time product availability information and the estimated delivery date for their lenses. In addition, the Company's teleservice agents are trained and authorized to handle all customer service issues, including accepting product returns and issuing refunds, if appropriate. The Company believes that consistently providing every customer with prompt and courteous service throughout their relationship with the Company increases the Company's ability to attract and retain customers.

     - Extensive Inventory; Convenient, Rapid Delivery. The Company stocks a large inventory of lenses from which it can ship approximately 80% of its orders within 24 hours and intends to use a portion of the net proceeds from the Offering to invest in additional inventory. Customers generally receive their lenses from the Company in one to five business days after shipping, depending on whether the customer chooses standard delivery or pays an additional charge for delivery by an overnight courier. The Company believes that its extensive inventory allows it to deliver lenses to a customer quicker, on average, than eye care practitioners or optical chains, which generally have smaller inventories and place orders for lenses on a less frequent basis than the Company. In addition, lenses ordered from the Company are delivered directly to the home or office of the customer; a service which most eye care practitioners, optical chains and discount stores do not offer.

     - Competitive Pricing. The Company believes that its high volume, cost-efficient operations allow it to maintain a pricing advantage over many of the traditional contact lens providers. The Company believes that its prices are generally 25% lower than prices typically charged by eye care practitioners and comparable to those charged by large retail optical chains and mass merchandisers, who generally do not offer the convenience of telephone ordering and home delivery. Unlike many of its competitors, the Company does not charge any membership fees for its services and instead relies upon its customer service and rapid delivery to retain customers.

GROWTH STRATEGY

     The Company believes that it has significant opportunities to attract and retain new customers and increase sales through several strategic initiatives, including the following:


     - Expand Sales and Marketing Activities. Following the Offering, the Company plans to significantly expand its sales and marketing activities to attract new customers and increase sales to existing customers. The Company has spent approximately $4.8 million (including the capitalized portion thereof) for advertising in 1997, an increase of approximately 460% from 1996. The Company has traditionally marketed its products through direct mail, cooperative mailings and free standing inserts in newspapers. Following the Offering, the Company intends to increase the frequency of these activities and to begin advertising in media it has not previously utilized, including magazines, traditional newspaper advertisements, radio and television. The Company's experience has been that increases in advertising expenditures have had a direct and immediate impact on the growth of net sales. Based primarily on response rates attributable to the 1-800 CONTACTS telephone number, the Company believes that increasing its sales and marketing activities will allow it to attract significant numbers of new customers.



     - Continue to Deliver High Level of Customer Service. The Company has built a loyal customer base due largely to its focus on delivering a high level of customer service. Historically, each $1.00 of sales to new customers has generated $0.78 of reorder sales within 12 months. Approximately $1.0 million of the Company's sales in December 1997 were to repeat customers, compared to sales to repeat customers of approximately $123,000 in December 1996. The Company expects its sales to repeat customers to continue to grow as the contact lens market continues to shift towards disposable lenses, and consumers increase the frequency with which they replace their lenses. The Company believes that the key to retaining its customers is to provide a competitive price and convenient delivery while providing superior customer service. The
      Company expends significant resources to train its teleservice agents not only to provide accurate product information and efficient order entry, but also to handle all customer service issues, including product returns and refunds, if appropriate. The Company's proprietary management information system creates a customer profile containing prescription information, address and payment information which allows a sale to a repeat customer to be made in approximately one-third the time of a sale to a new customer. The shorter call duration of a repeat order is more convenient for the customer and more profitable for the Company.

     - Leverage Existing Infrastructure. To support anticipated growth, the Company has expended considerable resources in establishing its infrastructure. The Company believes that its current proprietary management information and telecommunication systems and its operating and distribution facilities have the capacity to handle the Company's contemplated sales growth for the foreseeable future with minimal additional capital expenditures. As a result, the Company believes that it has the opportunity to improve its operating margins by leveraging its existing infrastructure through increased sales.

     - Capitalize on Favorable Industry Trends. According to industry analysts, the number of soft contact lens wearers in the United States has increased from 19 million in 1990 to over 25 million in 1996 and are projected to increase by approximately 5% annually through the year 2000 as soft contact lenses continue to gain popularity and the number of 14-to-25 year olds (the prime age group for new lens wearers) increases. Growth in the contact lens industry is also attributable to the ongoing shift among wearers of conventional lenses to more frequently replaced disposable lenses. Direct marketing is well suited to provide a cost effective, convenient way to replace disposable lenses. The Company believes that sales by direct marketers account for approximately 5% of all contact lens sales in the United States, but account for approximately 10% of all disposable contact lens sales in the United States. The Company believes that it provides the most convenient way for consumers to replace their lenses and that the Company's business will continue to grow in tandem with the disposable lens market.

PRODUCT OFFERINGS

     Contact lenses can be divided into two categories: soft lenses, which represent approximately 80% of U.S. wearers, and hard lenses (primarily rigid gas permeable ("RGP")), which represent approximately 20% of U.S. wearers. There are three principal wearing regimes for soft contact lenses: conventional, disposable and planned replacement. Conventional lenses are designed to be worn indefinitely, but are typically replaced after 12 to 24 months. Disposable soft contact lenses were introduced in the late 1980s based on the concept that changing lenses on a more regular basis was important to comfort, convenience, maintaining healthy eyes and patient compliance. Disposable lenses are changed as often as daily and up to every two weeks, depending on the product. Planned replacement lenses are designed to be changed as often as every two weeks and up to every three months and currently represent a small portion of the overall soft lens market.

     The Company is a direct marketer of replacement contact lenses and does not manufacture contact lenses nor provide eye examinations or related services to its customers. The Company offers substantially all of the soft and hard contact lenses produced by the leading contact lens manufacturers, including Johnson & Johnson, CIBA Vision, Wesley Jessen/Barnes-Hind, Bausch & Lomb and CooperVision. The Company stocks a large inventory of lenses from which it can ship approximately 80% of its orders within 24 hours and intends to use a portion of the net proceeds of the Offering to invest in additional inventory. The Company believes that its ability to maintain a large inventory of contact lenses provides it with a competitive advantage over eye care practitioners, optical chains and discount stores and serves as an effective barrier of entry to potential entrants in the direct marketing of contact lenses.


     In July 1997, the Company was approved as an authorized distributor of CIBA Vision. Approximately 23% of the Company's sales in 1997 were derived from the sales of products manufactured by CIBA Vision. The Company's products are delivered in the same sterile, safety sealed containers in which the lenses were packaged by the manufacturer. From time to time, the Company purchases contact lenses that were labeled as "samples" by the manufacturer. Such lenses are sometimes offered by the Company to customers as part of promotional programs at reduced prices.

CUSTOMERS AND MARKETING


     The Company's customers are located principally throughout the United States. The percentage of the Company's customers that are located in each state is approximately equal to the percentage of the United States' population which resides in such state, with the largest concentration of the Company's customers residing in California. During 1997, the Company shipped approximately 248,000 orders, as compared to approximately 43,000 orders during 1996, an increase of approximately 477%. The Company strives to deliver a high level of customer service in an effort to establish a loyal customer base.


     The Company utilizes a focused, closely managed and monitored marketing strategy. The Company continually researches and analyzes new ways in which to advertise the Company's products. After identifying an attractive potential new advertisement or advertising medium, the Company commits to such advertising for an initial test period. The response generated by such advertising is monitored and analyzed by the Company, and a decision to commit significant resources to a particular advertisement or advertising medium is made only if the Company is satisfied with the response rates it has generated. After the initial testing period, the Company continues to closely monitor its advertising in order to identify and react to trends in consumer response patterns and adjust its marketing strategy accordingly.

     The majority of contact lens wearers are between the ages of 18 and 39. In addition, 65% of all contact lens wearers are women and contact lens wearers generally have higher incomes than eyeglass wearers. The Company is able to target its advertising to lens wearers in these key demographic groups, as well as certain other persons based on other important demographics, through its national advertising campaign utilizing various types of print media, including direct and cooperative mailings and free standing inserts.

     Direct-Mailing. The Company uses direct-mail to advertise its products to selected groups of consumers. The Company utilizes mailing lists obtained from both private and public sources to target its advertisements specifically to contact lens wearers.

     Cooperative Mailings. The Company advertises its products in cooperative mail programs sponsored by the leading cooperative mail companies in the United States. This advertising medium permits the Company to target consumers in specific zip codes according to age, income and other important demographics.

     Free Standing Inserts. From time to time, the Company advertises its products through free standing inserts, which are typically glossy advertisements included inside the comic section of the Sunday paper. The Company uses this advertising medium due to its ability to reach a large audience in a cost-effective manner. The Company utilizes these inserts to supplement its direct and cooperative mailing programs.

     Following the Offering, the Company plans to significantly expand its sales and marketing activities to attract new customers and increase sales to existing customers. The Company plans to increase its use of direct mailings, cooperative mailings and free standing inserts, as well as begin advertising in mediums not previously utilized, including magazines, traditional newspaper advertisements, radio and television.

     During the first month after the Company acquired and activated the 1-800 CONTACTS telephone number, the Company generated approximately 2,000 calls and $38,000 in additional sales without advertising the number. As a result of the proliferation of 1-800 numbers in recent years, the Company believes that it continues to receive new business from customers who simply call 1-800 CONTACTS as a result of their expectation that a contact lens seller will use such a number. In addition, the Company believes that it benefits from the advertising of other direct marketers as a result of customers forgetting the competitors telephone number and contacting the Company instead.

     The Company also markets its products through its website on the Internet. Although sales generated by its website have been immaterial to date, the Company believes that the Internet offers an attractive opportunity to increase sales in a cost-effective manner. The Company expects to contribute additional resources to upgrading its website in an effort to increase revenues generated from its website. The Company's website is located at www.1800contacts.com. The Company's website and the information contained therein shall not be deemed to be a part of this Prospectus.

MANAGEMENT INFORMATION SYSTEM

     The Company has developed a proprietary management information system that integrates the Company's order entry and order fulfillment operations. The Company believes that this system enables it to operate efficiently and provide enhanced customer service. The key features of this management information system are its ability to: (i) continually monitor and track the Company's inventory levels; (ii) rapidly process credit card orders; (iii) increase the speed of the shipping process with integrated and automated shipping functions; and (iv) increase accuracy through the scanning of each order prior to shipment to ensure it contains the correct lenses and the correct quantity of lenses.

     The management information system provides the Company's teleservice agents with real-time product availability information through a point-to-point satellite connection with the Company's shipping facilities, which information is immediately updated as lenses are shipped. The management information system also has an integrated direct connection for processing credit card payments which allows the agent to charge the customer's card and ensure that a valid card number and authorization have been received in approximately six to fifteen seconds while the agent is on the phone with the customer. Teleservice agents also have access to records of all prior contact with a customer, including the customer's address, prescription information, order history and payment history and notes of any prior contact with the customer made by phone, fax or mail. Based on product availability provided by the management information system, the teleservice agent provides the customer with an estimated date of delivery of their lenses. If a customer's order will not be shipped by the promised delivery date, the management information system notifies the agent who entered the order, and any information explaining the delay, and the agent then contacts the customer to inform them of the delay.

     After an order has been entered into the management information system by a teleservice agent, it is sent to the Company's shipping facility via a point-to-point satellite connection. After the shipping facility receives the order, the invoice for the order is printed. The invoice for each order contains the type and quantity of the lenses, as well as a shipping label for the order. Tracking, manifesting, billing and other shipping functions are integrated into the Company's management information system so that all necessary bar codes and tracking information for shipment via independent couriers is printed directly on the Company's shipping label, and separate labeling or a separate computer is not needed to ship packages via independent couriers.

     After the invoice for an order is printed at the Company's shipping facility, the order is pulled from inventory and scanned to ensure that the prescription and quantity of each item matches the order in the Company's management information system. Audible notices inform the shipping agent of any errors in the order. After the order has been scanned for accuracy, the management information system updates the Company's inventory level, the order is placed in a box produced by the Company's automated box folder and is sent to an automatic sealer. After the package leaves the sealer, another scanner reads the bar code on the shipping label to determine which method of shipment is being used, adds the package to the appropriate carrier's manifest and directs the appropriate hydraulic diverter to push the package into the appropriate carrier's shipping bin. The Company's automated packaging system is capable of folding, moving, scanning, sealing and shipping over 10,000 orders during a twelve hour shift.

     The Company has installed a battery powered back-up system capable of supporting its entire call center, computer room, and phone switch. This system is further supported by a generator capable of supporting the Company's entire operation for a period of five days. All critical data is simultaneously written to a series of back-up drives throughout the day and at the end of the day the Company's data is transmitted by satellite to an offsite location. There can be no assurance that the Company's back-up system will sufficient to prevent an interruption in the Company's operations in the event of disruption in the Company's management information system and an extended disruption in the management information system could adversely affect the Company's business, financial condition and results of operations.

OPERATIONS

     The primary components of the Company's operations include its teleservices, order entry and customer service and distribution and fulfillment.


     Teleservices, Order Entry and Customer Service. The Company provides its customers with toll-free telephone access to its teleservice agents. The Company's call center generally operates from 6:00 a.m. to 8:00 p.m. (MST) Monday through Friday and 8:00 a.m. to 3:30 p.m. (MST) on Saturday. During non-business hours, a recorded message informs customers of the Company's hours of operations. The Company's orders are received by phone, mail, facsimile and electronic mail. Teleservice agents process orders directly into the Company's proprietary management information system, which provides customer order history and information, product specifications, product availability, expected shipping date and order number. Teleservice agents are provided with a sales script and are trained to provide information about promotional items. Additionally, teleservice agents are trained to provide customer service and are authorized to resolve all customer service issues, including accepting returns and issuing refunds, as appropriate. In 1997, the total of customer returns, exchanges and customer service credits was approximately 1.8% of gross sales.


     The Company believes its customers are particularly sensitive to the way merchants and salespeople communicate with them. The Company strives to hire energetic, service-oriented teleservice agents who can understand and relate to customers. Teleservice agents participate in a training program, which includes a mentor system for working with more experienced personnel. After training, teleservice agents are monitored to review performance and are re-trained periodically.

     The Company recently installed a new telephone system. In its current facility, the Company has the capacity to handle up to 19,000 calls per day. The Company believes that it processes telephone orders on average in less time than its competitors, which allows each teleservice agent to handle a greater number of orders per day.


     The laws in most states require that contact lenses be sold pursuant to a valid prescription. The Company's operating practice is to attempt to obtain a valid prescription from each of its customers or his/her eyecare practitioner. Customers may mail a copy of their prescription with their order or send it to the Company via facsimile. Upon receipt of a prescription from a patient, the prescription is filed by the Company and the prescription information, including the expiration date, is entered into the Company's proprietary management information system. If the Company is unable to obtain a copy of or verify the customer's prescription, it is the Company's practice to ship the lenses to the customer, based on the information that the customer has provided. See "Risk Factors -- Risks Related to the Lack of Compliance with Certain State Laws and Regulations."


     Distribution and Fulfillment. Approximately 80% of the Company's orders are shipped within 24 hours. Customers generally receive orders within one to five business days after shipping, depending upon the method of delivery chosen by the customer. A shipping and handling fee is charged on each customer order, except those orders received by mail with an enclosed check. Customers have the option of having their order delivered by overnight courier for an additional $4.00 charge. The Company's management information system automatically determines the anticipated delivery date for each order.

     The Company uses an integrated packing and shipping system via an on-line connection to the Company's management information system. This system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations. The Company's management information system is specifically designed with a number of quality control features to help ensure the accuracy of each order.

PURCHASING AND PRINCIPAL SUPPLIERS


     Historically, substantially all of the major manufacturers of contact lenses have refused to sell lenses directly to direct marketers, including the Company, and have sought to prohibit their distributors from doing so. As a result, the Company currently purchases a substantial portion of its products from unauthorized distributors, such as large optical retail chains with excess inventory. The Company is aware that at least one large manufacturer of contact lenses has begun to put tracking codes on its products in an effort to identify distributors who are selling to direct marketers. In June 1994, the Attorney General for the State of Florida, acting on behalf of disposable contact lens consumers in that State, filed an anti-trust action against Johnson & Johnson, CIBA Vision, Bausch & Lomb and certain eye care practitioners and their trade associations alleging, among other things, that the contact lens manufacturers' policy not to sell to mail order distributors and others was adopted in conspiracy with eye care practitioners as the result of pressure by eye care practitioners in order to eliminate alternative channels of trade from the disposable lens market (the "Florida Action").

     In December 1996, the Attorney General for the State of New York, on behalf of itself and the Attorney Generals for approximately 21 other States, filed a substantially similar action naming three major manufacturers of soft contact lenses as well as several optometrists and their trade associations as defendants (the "New York Action"). Six additional States have joined the New York Action since it was filed and the Florida Action and the New York Action have been consolidated and are currently pending in the United States District Court for the Eastern District of New York (the "Attorney General Action"). Based upon public filings made in the Attorney General Action, the Company believes that one defendant, CIBA Vision Corporation, has entered into a proposed settlement agreement pursuant to which it has agreed to pay $5 million into a settlement fund, agreed to provide rebates and coupons to consumers and agreed to begin to sell soft contact lenses to direct marketers. Since this settlement agreement was announced, the Company has become an authorized distributor of CIBA Vision's contact lenses and can purchase such lenses at wholesale level prices.

     As a result of the manufacturers' refusal to sell to direct marketers, other than with respect to CIBA Vision products, the Company is not an authorized dealer for any of the products which it sells. In addition, the price which the Company pays for certain of its products is sometimes higher than those paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers of such lenses. Although the Company has been able to obtain most contact lens brands at competitive prices in sufficient quantities on a regular basis, there can be no assurance that the Company will not encounter difficulties in the future, particularly in light of the Company's anticipated growth. The inability of the Company to obtain sufficient quantities of contact lenses at competitive prices would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Risks Related to Supply Arrangements."


     Although the Company seeks to reduce its reliance on any one supplier by establishing relationships with a number of distributors and other sources, the Company purchased from a single distributor approximately 27%, 40% and 21% of its inventory in 1995, 1996 and 1997, respectively, and purchased approximately 40% of its inventory from another distributor in 1997. The Company believes that neither of these suppliers is authorized by contact lens manufacturers to distribute their products. The Company does not have written agreements with any of its suppliers. The Company continually seeks to establish new relationships with potential suppliers in order to be able to obtain adequate inventory at competitive prices.


COMPETITION

     The retail sale of contact lenses is a highly competitive and fragmented industry. Traditionally, contact lenses were almost exclusively sold to customers by eye care practitioners in connection with providing them an eye examination. Competition for patients and the revenue related to providing them contact lenses significantly increased as optical chains and large discount retailers began providing optical services and has further intensified with the entry of direct marketers such as the Company. The Company believes that the eye care profession suffers from a surplus of eye care practitioners, and that the resulting competitive pressure has been exacerbated by the increased prevalence of retail optical chains, mass merchandisers and direct marketers. Consequently, the competition amongst eye care practitioners to acquire customers and the competition to provide replacement lenses to such customers has intensified.

     The Company's principal competitors include ophthalmologists and optometrists in private practice, which collectively accounted for approximately 70% of all contact lens sales in 1996. The Company also competes with national optical chains, such as Cole National Corporation, LensCrafters and National Vision Association and mass merchandisers, such as Wal-Mart, Sam's and Costco, which accounted for approximately 25% of all contact lens sales in 1996. The Company also competes with other mail-order contact lens distributors, one of which, Lens Express, Inc., is larger than the Company. The Company may face increased competition in the future from new entrants in the direct marketing business, which may include national optical chains and mass merchandisers, some of which may have significantly greater resources than the Company.


     The Company believes that many of its competitors, including most eye care practitioners, national optical chains and mass merchandisers, have direct supply arrangements with contact lens manufacturers, which in some cases affords such competitors with better pricing terms and access to supply. In addition, some of the competitors are significantly larger and have significantly greater resources than the Company. The Company believes that the principal basis of competition in the industry include price, product availability, customer service and consumer awareness.

GOVERNMENT REGULATION


     Federal Regulation. Contact lenses are regulated by the FDA as "medical devices." The FDA classifies medical devices as Class I, Class II or Class III and regulates them to varying degrees, with Class I medical devices subject to the least amount of regulation and Class III medical devices subject to the most stringent regulations. RGP and soft contact lenses are classified as Class II medical devices if intended only for daily wear, and as Class III medical devices if intended for extended wear. These regulations generally apply only to manufacturers of contact lenses, and therefore do not directly impact the Company. Federal regulations also require the labels on "medical devices" to contain adequate instructions for their safe and proper use. However, there is an exemption from this requirement for medical devices the use of which is not safe except under the supervision of a practitioner licensed by law to direct the use of such device. Devices which fall in this exception must contain as part of their labeling the statement "Caution: Federal law restricts this device
to sale by or on the order of          ," the blank to be filled in with the
word physician or other practitioner authorized by the law of the state in which the practitioner practices to use or order the use of the device. The Company believes that this exception is often misconstrued as being a federal requirement that the device be sold only pursuant to a prescription. The FDA considers contact lenses to qualify for this labeling exemption, however, there is no federal law that requires that contact lenses be sold only pursuant to a prescription.



     State Regulation. Because there is no applicable federal law that regulates the distribution of contact lenses, the sale and delivery of contact lenses to the consumer is subject to state laws and regulations. The Company sells to customers in almost all of the 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations governing the sale and delivery of contact lenses vary from state to state, but generally can be classified in five categories: (i) laws that require contact lenses only be dispensed pursuant to a prescription; (ii) laws that require the dispenser to be licensed by the state as an optometrist, ophthalmologist or other professional authorized to dispense lenses; (iii) laws that require lenses be dispensed only in a face-to-face transaction; (iv) laws with requirements that are unclear or do not specifically address the sale and delivery of contact lenses; and (v) laws that the Company believes place no restrictions on the dispensing of replacement contact lenses. Many of the states requiring that contacts be dispensed in face-to-face meetings or by a person licensed by such state to dispense lenses also require that lenses only be dispensed pursuant to a valid prescription.


     The laws and regulations in a significant number of states, including most of the states wherein a large portion of the Company's sales are concentrated, require that contact lenses only be sold to a consumer pursuant to a valid prescription. In some states, satisfying this prescription requirement obligates the dispenser only to verify the customer's prescription with the customer's prescriber, while other states specifically require that a written prescription be obtained before providing the lenses to the customer. The Company's operating practice is to attempt to obtain a valid prescription from each of its customers or his/her eyecare practitioner. If the customer does not have a copy of his/her prescription, the Company attempts to contact the customer's doctor to obtain a copy of, or verify the customer's prescription. If the Company is unable to obtain a copy of or verify the customer's prescription, it is the Company's practice to complete the sale and ship the lenses to the customer based on the prescription information provided by the customer. The Company retains copies of the written prescriptions that it receives and maintains records of its communications with the customer's prescriber.

     The Company's ability to comply with state laws and regulations requiring a valid prescription is hampered because the Company's customers are often unable to get a copy of their prescription. The Company believes that optometrists, ophthalmologists and other contact lens prescribers have historically refused to release copies of a patient's contact lens prescription to the patient. In addition, such providers have refused to release or verify prescriptions at the request of mail order companies. Federal law requires prescribers to release prescriptions for eyeglasses to a patient, but the issue of whether or not a prescriber must release a contact lens prescription to the patient, or at the patients request, is currently governed by state law. There are approximately 22 states that require contact lens prescribers to release the prescriptions for contact lenses to the patient. However, even in states with a mandatory release law, the Company believes that many prescribers continue to refuse to release prescriptions to their patients or to mail order contact lens distributors, including the Company.


     In addition to requiring a valid prescription, a substantial number of states also require that contact lenses only be dispensed by a person licensed to do so under that state's laws. A dispenser may be required to be licensed as an optometrist, ophthalmologist, optician, ophthalmic dispenser or contact lens dispenser, depending on which state the customer is located in. Neither the Company nor any of its employees is a licensed or registered dispenser of contact lenses in any states other than California and Texas. The laws in a small number of states effectively prohibit the sale of contacts through the mail by requiring that a person licensed under that state's law to dispense contacts be in personal attendance at the place of sale. In addition, there are several states in which the laws and regulations do not specifically address the issue of who may dispense contact lenses or are unclear with respect to the requirements for dispensing lenses. Generally, these laws are older and were written before mail order and other distributors began selling contact lenses. Lastly, the Company believes that the laws in a small number of states do not require that replacement contact lenses be dispensed pursuant to a prescription or only by a professional licensed in such state.



     The Company has retained legal counsel to identify and summarize the applicable laws of each of the states in which the Company generates material sales. Based upon such summaries, the Company estimates that approximately one-third of its net sales in 1997 were made in compliance with applicable state laws and regulations. Any action brought against the Company based on its failure to comply with applicable state laws and regulations could result in significant fines to the Company, the Company being prohibited from making sales in a particular state and/or the Company being required to comply with such laws. Such required compliance could result in: (i) increased costs to the Company; (ii) the loss of a substantial portion of the Company's customers for whom the Company is unable to obtain or verify their prescription; and (iii) the inability to sell to customers at all in a particular state if the Company cannot comply with such state's laws. The occurrence of any of the above results could have a material adverse effect on the Company's ability to sell contact lenses and to continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair the Company's ability to sell contact lenses and continue to operate profitably.


     An FTC rule adopted in 1978 requires eye care practitioners to provide their patients with a copy of their eyeglass prescription (the "Prescription Release Rule"). The Prescription Release Rule was adopted based on a finding by the FTC that consumers were being deterred from comparison shopping for eyeglasses because eye care practitioners refused to release prescriptions. In April 1997, the FTC published a request for comments regarding the Prescription Release Rule with respect to whether the rule should be expanded to require the release of contact lens prescriptions, whether consumers have historically been able to get their contact lens prescriptions upon request and whether the refusal to release contact lens prescriptions has benefits justifying such refusal. The FTC undertook a similar review in 1985 and again in 1995, both times concluding that the rule should not be expanded to require the release of contact lens prescriptions. The deadline for submitting comments to the FTC was September 2, 1997.


     In June 1997, the Company received notice from the Georgia Board that the Georgia Board considers sales by the Company in Georgia to be in violation of Georgia law, which requires face-to-face delivery of contact lenses. However, the Georgia Board did not recommend any action be taken at that time, but reserved the right to pursue future violations by the Company. In November 1997, the Company received notice from the New Mexico Board that the New Mexico Board considers sales by the Company in New Mexico to be in violation of New Mexico law and ordering the Company to cease and desist selling contact lenses in New Mexico. The Company has not taken any actions in response to such notices. Sales to customers in these two states in 1997 were less than 3% of the Company's net sales for that period. The Company has never been subject to any proceedings brought by any state to force the Company to comply with such state's laws or to fine the Company for failure to comply with such laws.


INTELLECTUAL PROPERTY

     The Company conducts its business under the trade name and service marks "1-800 CONTACTS." The Company has taken steps to register and protect these marks and believes that such marks have significant value and are an important factor in the marketing of its products. The Company leases certain assets, including the right to use the 1-800 CONTACTS telephone number, from an individual pursuant to a non-cancelable lease. The lease expires in June 2000, at which time the Company has the option to purchase such assets for $17,500. However, under applicable FCC rules and regulations, the Company does not have and cannot acquire any property rights to the telephone number. The Company does not expect to lose the right to use the 1-800 CONTACTS number, however, there can be no assurance in this regard. The loss of the right to use the 1-800 CONTACTS number would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company has obtained the rights to 1-888 CONTACTS and the cellular and international equivalents for the 1-800 CONTACTS phone number, however, like the 1-800 CONTACTS number, the Company does not have and cannot acquire any property rights in these telephone numbers. See "Risk Factors -- Intellectual Property Matters."

PROPERTIES

     All of the Company's management and telephone operations are conducted through 5,600 square feet of leased space located in Draper, Utah, a suburb of Salt Lake City. The lease relating to this facility expires in 2002. The Company intends to relocate to a new and expanded facility located adjacent to its existing facility in May 1998 and the Company's current landlord has agreed to release the Company from its current lease without significant penalty. The new facility is expected to consist of 23,000 square feet. The lease on the new facility is expected to be for a term of approximately seven years.

     As of November 1, 1997, the Company began utilizing approximately 4,500 square feet of leased warehouse space. This warehouse facility is located approximately two miles from the Company's operations facilities. The lease relating to this facility expires in January 1998, and is renewable at the Company's option for two additional six month periods.

LEGAL PROCEEDINGS

     The Company is, from time to time, a party to claims and litigation that arise in the normal course of business. Management believes that the ultimate outcome of these claims and litigation will not have a material adverse effect on the financial position or results of operations of the Company.

EMPLOYEES


     As of December 31, 1997, the Company employed 57 persons, of which 37 were engaged in sales related activities, 12 were engaged in distribution related activities and 8 were engaged in administrative and accounting functions. None of the Company's employees is covered by a collective bargaining agreement. The Company believes its relationship with its employees to be good.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to the Directors, executive officers and certain key employees of the Company.


NAME                                     AGE   POSITION
----                                     ---   --------
Jonathan C. Coon.......................  27    President and Director
John F. Nichols........................  37    Vice President, Operations and Director
Scott S. Tanner........................  37    Chief Financial Officer and Director
Robert G. Hunter.......................  30    Controller
Craig A. Heesch........................  39    Manager, Network Administration
S. Todd Witzel.........................  26    Manager, Management Information Systems
Donald A. Yacktman.....................  52    Director
Stephen A. Yacktman....................  27    Director
E. Dean Butler.........................  53    Director


     JONATHAN C. COON is a co-founder of the Company and currently serves as President of the Company and Director. Mr. Coon received his Bachelor's Degree from Brigham Young University in 1994 and has substantially completed studies for an MBA at Brigham Young University. Mr. Coon has five years of experience in the contact lens industry.

     JOHN F. NICHOLS is a co-founder of the Company and currently serves as Vice President, Operations and Director. Mr. Nichols is a certified optician in the State of California and was the owner of the Discount Lens Club from 1991 until February 1995. Mr. Nichols worked with Bausch & Lomb as a Senior Sales Representative from 1989 to 1991.

     SCOTT S. TANNER has served as the Chief Financial Officer and a Director of the Company since November 1997. Prior to joining the Company, Mr. Tanner served as the Chief Financial Officer of Country Club Foods, Inc., a Utah-based snack food manufacturer and distributor, from 1995 to 1997. Prior thereto, Mr. Tanner served in various management positions at Apple Computer, Inc. from 1988 to 1995 and worked at Peat, Marwick & Mitchell & Co. in San Francisco from 1984 to 1986. Mr. Tanner received a Bachelor's Degree from Stanford University and a MBA from Harvard University. Mr. Tanner served as an executive officer of Country Club Foods, Inc. at the time it filed a voluntary petition under chapter 11 of the United States Bankruptcy Code in November 1995.

     ROBERT G. HUNTER has served as the Controller of the Company since November 1997. Prior to joining the Company, Mr. Hunter served as an auditor with Hawkins, Cloward & Simister LC from November 1993 to 1997 and with Arthur Andersen LLP from April 1992 to November 1993. Mr. Hunter is a Certified Public Accountant. Mr. Hunter graduated summa cum laude with a Bachelor's Degree from Brigham Young University, where he also earned a Masters of Accountancy Degree.

     CRAIG A. HEESCH has served as the Company's Network Administrator since November 1997. From February 1997 through November 1997, Mr. Heesch was retained as a consultant to the Company. From 1993 through 1997, Mr. Heesch owned and operated a computer consulting business, was an authorized Novell reseller and is a certified Novell technician. Mr. Heesch received a Bachelor's Degree in Computer Science from the University of Utah.

     S. TODD WITZEL has served as the Company's Manager, Management Information Systems since October 1996. Prior to joining the Company, Mr. Witzel worked for Access Software as a programmer, where he helped develop Access' management information systems, from 1994 to 1996.

     DONALD A. YACKTMAN has served as a Director of the Company since February 1996. Mr. Yacktman is the President and Chief Investment Officer of Yacktman Asset Management Co., which manages approximately $1.6 billion, including more than $1 billion in two equity mutual funds. Prior to founding his own firm, Mr. Yacktman served as the senior portfolio manager with Selected Financial Services, Inc. from April 1982 until March 1992 and was a portfolio manager and a partner with Stein Roe & Farnham from 1974 to 1982. Mr. Yacktman was named "Portfolio Manager of the Year" by Morningstar in 1991 and has been featured in articles in several newspapers and magazines and is a frequent guest on radio and television investment programs. Mr. Yacktman holds a Bachelor's Degree, magna cum laude in economics from the University of Utah and an MBA with distinction from Harvard University.

     STEPHEN A. YACKTMAN has served as a Director of the Company since February 1996. Mr. Yacktman is currently a Vice President at Yacktman Asset Management Co. where he has been employed since 1993. Mr. Yacktman's responsibilities include portfolio management, stock analysis and trading. Mr. Yacktman holds a Bachelor's Degree in economics and an MBA from Brigham Young University.


     E. DEAN BUTLER has served as a Director of the Company since January 1998. Mr. Butler currently serves as Vice Chairman of Grand Vision, the largest retail optical group in Europe. In 1988, Mr. Butler founded Vision Express in Europe, which merged with the French retail group, GPS, to form Grand Vision in late 1997. In 1983, Mr. Butler founded LensCrafters and served as its Chief Executive Officer until 1988. Prior to 1983, Mr. Butler was employed by Procter & Gamble in various marketing positions since 1969.


     Directors of the Company are currently elected annually by its stockholders to serve during the ensuing year or until their respective successors are duly elected and qualified. Executive officers of the Company are duly elected by the Board of Directors to serve until their respective successors are elected and qualified. Donald A. Yacktman is Stephen A. Yacktman's father. There are no other family relationships between any of the Directors or executive officers of the Company.


     The Company anticipates that one additional Director not otherwise affiliated with the Company or any of its stockholders will be elected by the Board of Directors following the completion of the Offering. Prior to the completion of the Offering, the Board of Directors will be divided into three classes, as nearly equal in number as possible, with each Director serving a three year term and one class being elected at each year's annual meeting of stockholders. Mr. Tanner and the additional director anticipated to be appointed by the Board of Directors will be in the class of directors whose term expires at the 1998 annual meeting of the Company's stockholders. Mr. Stephen Yacktman and Mr. Butler will be in the class of directors whose term expires at the 1999 annual meeting of the Company's stockholders. Messrs. Coon, Nichols and Donald Yacktman will be in the class of directors whose term expires at the 2000 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three year terms and until their respective successors are elected and qualified.


EXECUTIVE COMPENSATION


     The following table sets forth information concerning the compensation paid or accrued for the years ended December 31, 1996 and 1997, to the Company's President and Vice President, Operations (the "Named Executives"). None of the Company's other executive officers earned more than $100,000 in compensation during the years ended December 31, 1996 and 1997.


                           SUMMARY COMPENSATION TABLE


                                                    ANNUAL COMPENSATION
                                                   ---------------------              OTHER
           NAME AND PRINCIPAL POSITION             YEAR        SALARY($)        COMPENSATION($)(B)
           ---------------------------             ----        ---------        ------------------
Jonathan C. Coon.................................  1997        $105,042              $13,440
  President(a)                                     1996          37,417                   --
John F. Nichols
  Vice President, Operations.....................  1997         110,625               10,580


---------------

(a) Mr. Coon's salary was increased to $80,000 per annum effective February 1, 1997 and to $120,000 per annum effective June 1, 1997.



(b) Reflects payments made by the Company to such Named Executives for medical costs and health insurance.

EMPLOYMENT AGREEMENTS


     Immediately prior to the completion of the Offering, Mr. Coon and Mr. Nichols will enter into employment agreements with the Company (each, an "Employment Agreement"), pursuant to which Mr. Coon will agree to serve as the President of the Company for a period of three years and Mr. Nichols will serve as Vice President, Operations of the Company for a period of three years. Pursuant to their respective Employment Agreement, Mr. Coon and Mr. Nichols will receive: (i) an annual base salary equal to at least $120,000 and $120,000, respectively, (ii) an annual bonus up to 50% of their annual base salary (upon the Company achieving certain operating targets) and (iii) certain fringe benefits. If Mr. Coon's or Mr. Nichols' employment is terminated for any reason prior to the termination of such agreement other than for Cause (as defined therein) or their resignation, they will be entitled to receive their base salary and fringe benefits for 12 months following such termination in addition to 50% of their bonus for the year in which their employment was terminated if the termination is during the first six months of the year or 100% if such termination was during the last six months of the year. Mr. Coon and Mr. Nichols will agree not to compete with the Company for a period of two years following their termination of employment with the Company and not to disclose any confidential information at any time without the prior written consent of the Company.



     The Company will also enter into three-year employment agreements with each of Messrs. Tanner, Hunter, Heesch and Witzel immediately prior to the completion of the Offering. Such employment agreements will have terms similar to those of Messrs. Coon and Nichols described above (other than annual base salary, bonus levels and severance periods).


DIRECTOR COMPENSATION


     Directors of the Company currently do not receive a salary or an annual retainer for their services. The Company expects, however, that non-employee directors appointed to the Board after the completion of the Offering and not otherwise affiliated with the Company or its stockholders will be paid an annual cash retainer of $10,000 and will be reimbursed for all reasonable expenses incurred in attending Board meetings.


COMMITTEES OF THE BOARD OF DIRECTORS

     The Company currently has no committees of its Board of Directors. Upon the selection and election of qualified independent directors, the Board of Directors expects to establish both an audit committee and a compensation committee, all of which is expected to occur within 90 days from the date of this Prospectus.

     Once created, the audit committee will be responsible for making recommendations to the Board of Directors regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by the Company's independent accountants and reviewing and evaluating the Company's audit and control functions.

     The compensation committee will make recommendations regarding the Company's employee stock option plan and decisions concerning salaries and incentive compensation for executive officers, key employees and consultants of the Company.

     The Board of Directors may also create other committees, including an executive committee and a nominating committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDE PARTICIPATION


     The Company currently does not have a compensation committee. The compensation arrangements for Mr. Coon and Mr. Nichols were established by Mr. Donald Yacktman pursuant to arrangements established at the time of Mr. Yacktman's investment in the Company.


STOCK OPTIONS


     As of the date of this Prospectus, the Company has granted options to purchase an aggregate of 203,140 shares of Common Stock to certain members of management (including Mr. Butler). Such options vest in three equal installments beginning on the first anniversary of the grant date and have an average exercise price of $8.59 per share. The options have a term of ten years. In the event that the optionee ceases to be employed by the Company for any reason (i) any portion of the option that was not vested at that time will expire and (ii) any portion of the option that was vested will expire 90 days after such termination date. Under such option agreements, the Company has the right to repurchase at fair market value the shares of Common Stock issuable upon the exercise of such options (the "Option Shares") in the event the optionee ceases to be employed by the Company. In addition, the option agreements: (i) restrict the transfer of the Option Shares, subject to certain exceptions and (ii) require each optionee to consent to a sale of the Company approved by the holders of a majority of the shares of Common Stock held by the Existing Stockholders. The repurchase right and foregoing restrictions terminate upon an initial public offering in which the Company receives net proceeds of at least $10.0 million.


INCENTIVE STOCK OPTION PLAN


     Prior to the completion of this Offering, the Company will establish the 1-800 CONTACTS, INC. Incentive Stock Option Plan (the "Stock Option Plan"). A maximum of 310,000 shares of Common Stock, subject to adjustment, have been initially authorized for the granting of stock options under the Stock Option Plan. To date, no options have been granted pursuant to the Stock Option Plan. Options granted under the Stock Option Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code, or nonqualified stock options. The purposes of the Stock Option Plan are to advance the interests of the Company and stockholders by providing employees of the Company with an additional incentive to continue their efforts on behalf of the Company, as well as to attract to the Company people of experience and ability. The Stock Option Plan is intended to comply with Rule 16b-3 of the Exchange Act.


     It is expected that all officers, directors and other employees of the Company or its subsidiaries will be eligible to participate under the Stock Option Plan, as deemed appropriate by the Compensation Committee of the Board of Directors. Eligible employees will not pay any cash consideration to the Company to receive the options. The Stock Option Plan will be administered by the Compensation Committee of the Board of Directors. The exercise price for incentive stock options must be no less than the fair market value of the Common Stock on the date of grant. The exercise price of nonqualified stock options is not subject to any limitation based upon the then current market value of the Common Stock. Options will expire no later than the tenth anniversary of the date of grant. An option holder will be able to exercise options from time to time, subject to vesting. Options will vest immediately upon death or disability of a participant and upon certain change of control events. Upon termination for cause or at will by the Company, the unvested portion of the options will be forfeited. Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation Committee of the Board of Directors in its discretion.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The table below sets forth certain information regarding the equity ownership of the Company (a) as of December 31, 1997 and (b) immediately following the Offering by: (i) each person or entity who beneficially owns five percent or more of the Common Stock; (ii) each Director and the Named Executive;
(iii) all Directors and executive officers of the Company as a group; and (iv) Jonathan C. Coon (the "Selling Stockholder"). Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name. Beneficial ownership of the Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.



                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                               OWNED PRIOR TO THE                        OWNED
                                                    OFFERING                     AFTER THE OFFERING(1)
                                               -------------------    NUMBER     ---------------------
                                                NUMBER               OF SHARES     NUMBER
    NAME AND ADDRESS OF BENEFICIAL OWNER       OF SHARES   PERCENT    OFFERED    OF SHARES    PERCENT
    ------------------------------------       ---------   -------   ---------   ---------    -------
Jonathan C. Coon(2)(3).......................  2,789,469    66.2%      275,000    2,514,469    40.9%
John F. Nichols(2)...........................    931,894    22.1        --          931,894    15.2
Donald A. Yacktman(4)(5).....................    256,477     6.1        --          256,477     4.2
Stephen A. Yacktman(6).......................    232,766     5.5        --          232,766     3.8
Scott S. Tanner(7)...........................     --        --          --           --         --
E. Dean Butler(8)............................     --        --          --           --         --
All Directors and executive officers as a
  group (7 persons)..........................  4,210,606    99.9       275,000    3,935,606    64.1


---------------

*  Represents less than one percent.

(1) Assumes no exercise of the Underwriters' over-allotment option and does not give effect to any purchases, if any, by such persons named in the table in the Offering.

(2) The address of such person is the executive offices of the Company.

(3) Includes: (i) 931,894 shares of Common Stock that Mr. Coon will acquire from Mr. Nichols for an aggregate of $1.5 million upon the exercise of a stock option granted to Mr. Coon from Mr. Nichols in February 1996 and (ii) an aggregate of 92,775 shares held by Mr. Coon's children.

(4) Reflects the exercise of an option by the Company to repurchase an aggregate of 442,651 shares of Common Stock held by such stockholder for approximately $1.9 million. The Company will exercise such option upon completion of the Offering. See "Use of Proceeds" and "Certain Transactions."


(5) Such shares are held of record by The Yacktman Family Trust, of which Mr. Yacktman's wife serves as trustee. The address of Mr. Yacktman and such trust is c/o Yacktman Asset Management Co., 303 West Madison Street, Chicago, Illinois 60606.



(6) The address of such person is c/o Yacktman Asset Management Co., 303 West Madison Street, Chicago, Illinois 60606.



(7) Does not include 47,986 shares of Common Stock that can be acquired through the exercise of stock options, none of which are currently exercisable.



(8) Does not include 71,979 shares of Common Stock that can be acquired through the exercise of stock options, none of which are currently exercisable.


                              CERTAIN TRANSACTIONS

LOANS TO EXECUTIVE OFFICERS


     As of December 31, 1997, the Company had outstanding loans to Messrs. Coon and Nichols, each an executive officer of the Company, an aggregate of $340,615 and $231,530, respectively, evidenced by a promissory note due on demand. The note provides for the payment of interest calculated at a rate equal to the prime rate (8.5% at December 31, 1997). These loans will be repaid in connection with the S Corporation Distribution. See "S Corporation Matters."

LOANS FROM CERTAIN STOCKHOLDERS

     In February 1996, the Company entered into a credit agreement with Mr. Donald Yacktman, a Director of the Company, that provides for maximum borrowings of $250,000. This loan bears interest at the prime interest rate plus 2%, matures in February 1999 and, if not repaid in full by February 1999, may be converted into 15% of the Company's Common Stock at the option of Mr. Yacktman.

     In May 1997, Mr. Yacktman subsequently loaned an additional $250,000 to the Company, which was repaid prior to September 30, 1997. Also in May 1997, the Company borrowed $600,000 from Mr. Yacktman under a short-term promissory note due in November 1997. In July 1997, the Company repaid $100,000 under such note and refinanced the remaining $500,000 and borrowed an additional $600,000 from Mr. Yacktman under a new short-term promissory note. The new short-term unsecured promissory note bears interest at the prime interest rate plus 2% and matures on July 30, 1998. In consideration for entering into this note, the Company agreed to modify the option that it holds to repurchase a portion of the Common Stock held by Mr. Yacktman. Under the revised terms of the option, the Company has the right to repurchase an aggregate of 442,651 of Mr. Yacktman's shares for $1.9 million.

     In September 1997, the Company borrowed $250,000 from Mr. Yacktman under a short-term unsecured promissory note. This note accrues interest at the prime interest rate plus 2% and is due in September 1998. In addition, for every month that this note remains outstanding a fee of $5,000 is added to the outstanding balance.


     During the years ended December 31, 1997 and 1996, the Company's largest outstanding indebtedness to Mr. Yacktman was approximately $1.6 million and $305,000, respectively. All of the Company's outstanding indebtedness to Mr. Yacktman will be repaid out of the net proceeds of the Offering. See "Use of Proceeds."


REPURCHASE OF STOCK FROM FORMER DIRECTOR

     In February 1996, the Company redeemed all shares of the Company's Common Stock then held by Mr. Steve Gibson, a former Director of the Company, which shares represented twenty percent of the Company's Common Stock then outstanding. The purchase price of such redeemed shares was $240,000 in cash. Mr. Gibson resigned as a Director of the Company in February 1996.

TAX INDEMNIFICATION AGREEMENT


     Prior to completion of the Offering, the Company will enter into the Agreement for Distribution of Retained Earnings and Tax Indemnification with the Existing Stockholders. The Agreement for Distribution of Retained Earnings and Tax Indemnification will provide for, among other things, the indemnification of the Existing Stockholders for any losses or liabilities with respect to any additional taxes (including interest, penalties and legal fees) and the repayment to the Company of amounts received as refunds, resulting from the Company's operations during the period in which it was an S corporation. No amounts are currently payable, or anticipated to be payable, or receivable or anticipated to be receivable under the Agreement for Distribution of Retained Earnings and Tax Indemnification.


S CORPORATION DISTRIBUTION

     Effective February 1, 1995, the Company elected to be treated as an S corporation for federal income tax purposes. As a result, for the period the Company was an S corporation, the Company paid no federal income tax. Taxable income of the Company was taxable to its Existing Stockholders. The Company will terminate its S corporation status prior to the closing of the sale of shares offered hereby and will distribute to the Existing Stockholders the balance of its previously undistributed earnings through that date. The purchasers of shares in this Offering will not receive any of these distributions. See "S Corporation Matters."

STOCK REPURCHASE OPTION

     In connection with Mr. Donald Yacktman's investment in the Company in February 1996, the Company was granted an option, exercisable at any time prior to February 1, 2001, to repurchase an aggregate of 465,947 shares of Common Stock held by Mr. Donald Yacktman (10% percent of the Company's outstanding Common Stock prior to the Offering), at an aggregate purchase price of $2.0 million. In connection with entering in to a promissory note with Mr. Donald Yacktman in July 1997, the Company canceled a portion of this option and the number of shares now subject to repurchase by the Company pursuant to the option is 442,651 (9.5% of the Company's outstanding Common Stock prior to the Offering), at an aggregate purchase price of $1.9 million. The Company expects to exercise this option concurrently with the completion of the Offering. See "Use of Proceeds."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     At the time of the Offering, the total amount of authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share (the "Serial Preferred Stock"). Upon completion of the Offering, 6,141,818 shares of Common Stock will be issued and outstanding (6,471,818 shares if the Underwriters' over-allotment is exercised in full) and no shares of Serial Preferred Stock will be issued and outstanding. The discussion herein describes the Company's capital stock, the Restated Certificate and By-laws as anticipated to be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

     The Restated Certificate and By-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered by the Company will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Serial Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Serial Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.


     The Company's Common Stock has been approved for inclusion on the Nasdaq National Market under the symbol "CTAC."


SERIAL PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Serial Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Serial Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Serial Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Serial Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors of the Company, without stockholder approval, may issue shares of Serial Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Serial Preferred Stock outstanding, and the Company has no present intention to issue any shares of Serial Preferred Stock.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Restated Certificate provides for the Board of Directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board of Directors will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

     The Restated Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate and the By-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the Chief Executive Officer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.

     The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board of Directors.

     Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.


     The Restated Certificate and By-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the Restated Certificate and By-laws could enable a minority of the Company's stockholders to exercise veto power over any such amendments.


CERTAIN PROVISIONS OF DELAWARE LAW

     Following the consummation of the Offering, the Company will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status; (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a Person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Restated Certificate limits the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Restated Certificate will provide that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into indemnification agreements with its current Directors and executive officers prior to the completion of the Offering and any new Directors or executive officers following such time.

TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering there has been no market for the Common Stock of the Company. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale."

     Upon completion of the Offering, the Company expects to have 6,141,818 shares of Common Stock outstanding. Of the shares outstanding after the Offering, the 2,200,000 shares of Common Stock (2,530,000 shares if the Underwriters' over-allotment is exercised in full) sold in the Offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate"), as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 3,941,818 shares of Common Stock held by Existing Stockholders of the Company upon completion of the Offering will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemption provided by Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, beginning ninety days after the date of this Prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from the Company or the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 61,418 shares immediately after the Offering) or the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Under Rule 144, the holder may only sell such shares through "brokers' transactions" or in transactions directly with a "market maker" (as such terms are defined in Rule
144). Sales under Rule 144 are also subject to certain requirements regarding providing notice of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company or the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above. Beginning 90 days after the date of this Prospectus, approximately 3,941,818 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144, subject to the volume limitations and other restrictions described above.

     Notwithstanding the foregoing, the Company's executive officers, Directors and the Existing Stockholders, who own in aggregate approximately 3,941,818 shares of Common Stock have agreed that, without the prior consent of the Representatives (as defined), they will not (i) directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities or rights convertible into or exercisable or exchangeable for Common Stock (except through gifts to persons who agree in writing to be bound by such restrictions) or (ii) make any demand for or exercise any right with respect to the registration of any Common Stock or other such securities, for a period of 180 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement (as defined) or (ii) the issuance by the Company of shares of Common Stock upon the exercise of an options sold or granted pursuant to an existing benefit plan of the Company and outstanding on the date of this Prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement") among the Company and the Selling Stockholder and each of the Underwriters named below, the Company and the Selling Stockholder have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite its name below.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
McDonald & Company Securities, Inc..........................
Morgan Keegan & Company, Inc................................
                                                                 ---------
          Total.............................................     2,200,000
                                                                 =========

     McDonald & Company Securities, Inc. and Morgan Keegan & Company, Inc. are acting as representatives (the "Representatives") of the several Underwriters.

     The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of the Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose initially to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession
not in excess of $          per share of Common Stock under the public offering
price. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $          per share of Common Stock to the other Underwriters
or to certain other dealers. The public offering price and the other selling terms may be changed by the Representatives of the initial public offering.

     The Company has granted to the Underwriters an option, exercisable at any time during the 30-day period from the date of this Prospectus, to purchase up to an aggregate of 330,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discount. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial amount reflected in the preceding table.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiation between the Company and the Representatives. Among the factors considered in determining the public offering price were the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering and the price-earnings ratios and market price of securities of comparable companies at the time of the Offering. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

     The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters have informed the Company that they do not expect to confirm sales of any accounts over which they exercise discretionary authority.

     At the request of the Company, the Underwriters have reserved up to 110,000 shares of Common Stock for sale at the initial public offering price to Directors, officers, certain employees and business associates of the Company. The number of shares of Common Stock available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of Common Stock that are not so purchased by such employees at the closing of the Offering will be offered by the Underwriters to the general public on the same term as the other shares in the Offering.


     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions.

     Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company and its executive officers, Directors and the Existing Stockholders have agreed that, without the prior consent of the Representatives, they will not (i) directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities or rights convertible into or exercisable or exchangeable for Common Stock (except through gifts to persons who agree in writing to be bound by such restrictions) or (ii) make any demand for or exercise any right with respect to the registration of any Common Stock or other such securities, for a period of 180 days after the date of this Prospectus, other than (a) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement or
(b) the issuance by the Company of shares of Common Stock upon the exercise of an options sold or granted pursuant to an existing benefit plan of the Company and outstanding on the date of this Prospectus.

                                    EXPERTS

     The financial statements of the Company and the Predecessor included in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations). Certain legal matters will be passed upon for the Underwriters by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-1 pursuant to the Securities Act with respect to the Common Stock being offered in the Offering. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, schedules and exhibits filed as a part thereof.

     Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material or any part thereof may also be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and to make available quarterly reports containing unaudited summary financial information for the first three fiscal quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
THE COMPANY
Report of Independent Public Accountants..............................................   F-2
Balance Sheets as of December 31, 1996 and 1997.......................................   F-3
Statements of Operations for the eleven months ended December 31, 1995 and the years
  ended December 31, 1996 and 1997....................................................   F-5
Statements of Stockholders' Equity (Deficit) for the eleven months ended December 31,
  1995 and the years ended December 31, 1996 and 1997.................................   F-6
Statements of Cash Flows for the eleven months ended December 31, 1995 and the years
  ended December 31, 1996 and 1997....................................................   F-7
Notes to Financial Statements.........................................................   F-9

PREDECESSOR
Report of Independent Public Accountants..............................................  F-18
Statements of Operations and Owner's Capital for the year ended
  December 31, 1994 and the one month period ended January 31, 1995...................  F-19
Statements of Cash Flows for the year ended December 31, 1994 and the one month period ended January 31, 1995.........................................  F-20
Notes to Financial Statements.........................................................  F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO 1-800 CONTACTS, INC.:



     We have audited the accompanying balance sheets of 1-800 CONTACTS, INC. (a Utah S Corporation) as of December 31, 1996 and 1997 and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from inception (February 1, 1995) to December 31, 1995 and for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1-800 CONTACTS, INC. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from inception (February 1, 1995) to December 31, 1995, and for the years ended December 31, 1996 and 1997 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Salt Lake City, Utah

  January 14, 1998

                              1-800 CONTACTS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,             PRO FORMA
                                                        -------------------------     DECEMBER 31,
                                                           1996           1997            1997
                                                        ----------     ----------     ------------
CURRENT ASSETS:
  Cash................................................  $       --     $       --      $       --
  Inventories.........................................     475,410      4,811,855       4,811,855
  Prepaid expenses and other..........................       9,023        182,664         182,664
                                                        ----------     ----------      ----------
     Total current assets.............................     484,433      4,994,519       4,994,519
                                                        ----------     ----------      ----------
DEFERRED ADVERTISING COSTS............................     394,297      1,705,695       1,705,695
                                                        ----------     ----------      ----------
PROPERTY AND EQUIPMENT, at cost:
  Office and computer equipment.......................     217,212        630,186         630,186
  Leasehold improvements..............................          --         75,270          75,270
                                                        ----------     ----------      ----------
                                                           217,212        705,456         705,456
  Less -- accumulated depreciation and amortization...     (25,617)      (142,953)       (142,953)
                                                        ----------     ----------      ----------
     Net property and equipment.......................     191,595        562,503         562,503
                                                        ----------     ----------      ----------
OTHER ASSETS..........................................      86,321        518,347         518,347
                                                        ----------     ----------      ----------
     Total assets.....................................  $1,156,646     $7,781,064      $7,781,064
                                                        ==========     ==========      ==========

                 The accompanying notes to financial statements are an integral part of these balance sheets.

                              1-800 CONTACTS, INC.

                                 BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                              DECEMBER 31,             PRO FORMA
                                                        -------------------------     DECEMBER 31,
                                                           1996           1997            1997
                                                        ----------     ----------     ------------
CURRENT LIABILITIES:
  Line of credit......................................  $       --     $1,055,640      $1,055,640
  Current portion of capital lease obligation.........      17,731         23,532          23,532
  Current portion of long-term debt...................      31,200             --              --
  Notes payable to stockholders.......................          --      1,370,000       1,370,000
  Accounts payable....................................     471,294      3,762,158       3,762,158
  Accrued liabilities.................................      63,800        300,439         300,439
  Unearned revenue....................................      35,945        104,272         104,272
  Bank overdraft......................................      68,543             --              --
  Distributions payable to stockholders...............          --             --         714,075
                                                        ----------     ----------      ----------
     Total current liabilities........................     688,513      6,616,041       7,330,116
                                                        ----------     ----------      ----------
LONG-TERM LIABILITIES:
  Notes payable to stockholders.......................     205,000        243,788         243,788
  Long-term debt, less current portion................      24,671             --              --
  Capital lease obligation, less current portion......      92,103         66,877          66,877
  Deferred income taxes...............................          --             --         596,866
                                                        ----------     ----------      ----------
     Total long-term liabilities......................     321,774        310,665         907,531
                                                        ----------     ----------      ----------
COMMITMENTS AND CONTINGENCIES (Notes 1 and 5)

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $0.01 par value, 20,000,000 shares
     authorized, 4,659,469 shares issued and
     outstanding......................................      46,595         46,595          46,595
  Additional paid-in capital..........................      93,688         93,688          93,688
  Retained earnings (deficit).........................     253,812      1,286,220        (596,866)
  Notes receivable from stockholders..................    (247,736)      (572,145)             --
                                                        ----------     ----------      ----------
     Total stockholders' equity (deficit).............     146,359        854,358        (456,583)
                                                        ----------     ----------      ----------
     Total liabilities and stockholders' equity.......  $1,156,646     $7,781,064      $7,781,064
                                                        ==========     ==========      ==========

                 The accompanying notes to financial statements are an integral part of these balance sheets.

                              1-800 CONTACTS, INC.

                            STATEMENTS OF OPERATIONS

                                                       FEBRUARY 1,
                                                         1995 TO         YEAR ENDED DECEMBER 31,
                                                       DECEMBER 31,     --------------------------
                                                           1995            1996           1997
                                                       ------------     ----------     -----------
NET SALES............................................   $  587,918      $3,628,296     $21,115,314
COST OF GOODS SOLD...................................      355,466       2,215,306      14,024,523
                                                          --------      ----------      ----------
     Gross profit....................................      232,452       1,412,990       7,090,791
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.........      317,898       1,041,312       5,945,221
                                                          --------      ----------      ----------
INCOME (LOSS) FROM OPERATIONS........................      (85,446)        371,678       1,145,570
                                                          --------      ----------      ----------
OTHER (EXPENSE) INCOME:
  Interest expense...................................       (9,105)        (26,175)       (161,520)
  Other, net.........................................           --           2,860          48,358
                                                          --------      ----------      ----------
     Total other, net................................       (9,105)        (23,315)       (113,162)
                                                          --------      ----------      ----------
NET INCOME (LOSS)....................................   $  (94,551)     $  348,363     $ 1,032,408
                                                          ========      ==========      ==========
PRO FORMA INFORMATION (unaudited)
  Income before pro forma (provision) benefit for
     income taxes....................................   $  (94,551)     $  348,363     $ 1,032,408
  (Provision) benefit for income taxes...............       36,402        (134,120)       (397,477)
                                                          --------      ----------      ----------
PRO FORMA NET INCOME (LOSS)..........................   $  (58,149)     $  214,243     $   634,931
                                                          ========      ==========      ==========
PRO FORMA PER SHARE INFORMATION:
  Basic net income per common share..................                                  $      0.14
                                                                                        ==========
  Diluted net income per common share................                                  $      0.13
                                                                                        ==========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                              1-800 CONTACTS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                            NOTES
                                        COMMON STOCK         ADDITIONAL     RETAINED      RECEIVABLE
                                    ---------------------     PAID-IN       EARNINGS         FROM
                                      SHARES      AMOUNT      CAPITAL      (DEFICIT)     STOCKHOLDERS      TOTAL
                                    ----------    -------    ----------    ----------    ------------    ----------
  Initial capitalization...........  4,141,750    $41,418    $   11,365    $       --     $       --     $   52,783
  Sale of common stock.............    517,719      5,177        22,323            --             --         27,500
  Advances to stockholders.........         --         --            --            --        (14,144)       (14,144)
  Net loss.........................         --         --            --       (94,551)            --        (94,551)
                                     ---------    --------    ---------    ----------      ---------       --------
BALANCE, December 31, 1995.........  4,659,469     46,595        33,688       (94,551)       (14,144)       (28,412)
  Repurchase of common stock.......   (931,894)    (9,319)     (230,681)           --             --       (240,000)
  Sale of common stock.............    931,894      9,319       290,681            --             --        300,000
  Advances to stockholders.........         --         --            --            --       (233,592)      (233,592)
  Net income.......................         --         --            --       348,363             --        348,363
                                     ---------    --------    ---------    ----------      ---------       --------
BALANCE, December 31, 1996.........  4,659,469     46,595        93,688       253,812       (247,736)       146,359
  Advances to stockholders.........         --         --            --            --       (324,409)      (324,409)
  Net income.......................         --         --            --     1,032,408             --      1,032,408
                                     ---------    --------    ---------    ----------      ---------       --------
BALANCE, December 31, 1997.........  4,659,469    $46,595    $   93,688    $1,286,220     $ (572,145)    $  854,358
                                     =========    ========    =========    ==========      =========       ========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                              1-800 CONTACTS, INC.

                            STATEMENTS OF CASH FLOWS

                          INCREASE (DECREASE) IN CASH


                                                       FEBRUARY 1,
                                                         1995 TO        YEAR ENDED DECEMBER 31,
                                                       DECEMBER 31,    -------------------------
                                                           1995           1996          1997
                                                       ------------    ----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................................   $ (94,551)     $  348,363    $ 1,032,408
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities:
  Depreciation and amortization......................      16,811          46,044        150,933
  Other..............................................          --              --         20,000
  Loss on retirement of fixed assets.................          --           1,834             --
  Changes in operating assets and liabilities:
     Inventories.....................................     (78,455)       (385,892)    (4,336,445)
     Prepaid expenses and other......................       1,500          (8,423)      (173,641)
     Deferred advertising costs......................          --        (394,297)    (1,311,398)
     Accounts payable................................      50,066         421,228      3,290,864
     Accrued liabilities.............................       9,368          54,432        236,639
     Unearned revenue................................       4,959          30,986         68,327
                                                        ---------      ----------    -----------
       Net cash provided by (used in) operating
          activities.................................     (90,302)        114,275     (1,022,313)
                                                        ---------      ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in notes receivable from
     stockholders....................................     (14,144)       (233,592)      (324,409)
  Purchase of property and equipment.................     (32,546)       (174,992)      (488,244)
  Deposits on equipment..............................          --              --        (40,425)
  Purchase of intangible assets......................          --              --        (50,000)
                                                        ---------      ----------    -----------
       Net cash used in investing activities.........     (46,690)       (408,584)      (903,078)
                                                        ---------      ----------    -----------


                 The accompanying notes to financial statements
                   are an integral part of these statements.

                              1-800 CONTACTS, INC.

                            STATEMENTS OF CASH FLOWS

                          INCREASE (DECREASE) IN CASH


                                                       FEBRUARY 1,
                                                         1995 TO        YEAR ENDED DECEMBER 31,
                                                       DECEMBER 31,    -------------------------
                                                           1995           1996          1997
                                                       ------------    ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of common stock...............................   $  52,500      $  300,000    $        --
  Stock repurchase...................................          --        (240,000)            --
  Stock offering costs...............................          --              --       (375,198)
  Net borrowings on line of credit...................          --              --      1,055,640
  Borrowings from stockholders.......................      25,000         365,000      1,800,000
  Payments on notes payable to stockholders..........      (5,000)       (180,000)      (411,212)
  Proceeds from issuance of long-term debt...........      86,000              --             --
  Principal payments on long-term debt...............      (8,412)        (21,717)       (55,871)
  Principal payments on capital lease obligation.....     (10,171)           (442)       (19,425)
  Bank overdraft.....................................          --          68,543        (68,543)
                                                        ---------      ----------    -----------
     Net cash provided by financing activities.......     139,917         291,384      1,925,391
                                                        ---------      ----------    -----------
NET INCREASE (DECREASE) IN CASH......................       2,925          (2,925)            --
CASH AT BEGINNING OF PERIOD..........................          --           2,925             --
                                                        ---------      ----------    -----------
CASH AT END OF PERIOD................................   $   2,925      $       --    $        --
                                                        =========      ==========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest.............................   $   4,276      $   18,984    $    42,699


SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the period ended December 31, 1995, the Company entered into a capital lease for a toll-free telephone number totaling $120,447.

Upon inception of the Company, the stockholders contributed furniture and equipment, inventory and supplies totaling $14,620, $11,063 and $2,100, respectively.

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                              1-800 CONTACTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS AND ORGANIZATION OF BUSINESS


     1-800 CONTACTS, INC., (the "Company") was incorporated in the state of Utah in February 1995. The Company is a direct marketer of replacement contact lenses in the United States. The Company sells contact lenses primarily through its toll-free telephone number.


  REGULATORY COMPLIANCE

     The sale and delivery of contact lenses is generally governed by state laws and regulations. The Company sells to customers in nearly all 50 states and each sale is likely to be subject to the laws of the state where the customer is located. The laws and regulations relating to the delivery and sale of contact lenses vary from state to state, but can generally be classified into five categories: (i) laws that require contact lenses only be dispensed pursuant to a valid prescription, (ii) laws that require the dispenser to be licensed by the state as an optometrist, ophthalmologist or other professional authorized to dispense lenses, (iii) laws that require lenses be dispensed only in a face-to-face transaction, (iv) laws with requirements that are unclear or do not specifically address the sale and delivery of contact lenses; and (v) laws that the Company believes place no restrictions on the dispensing of replacement contact lenses. The Company's operating practice is to attempt to obtain a prescription from its customers or his/her eye care practitioner. If the customer does not have a copy of his/her prescription, the Company attempts to contact the customer's doctor to obtain a copy of, or verify the customer's prescription. If the Company is unable to obtain a copy of, or verify the customer's prescription, it is the Company's practice to complete the sale and ship the lenses to the customer, based on the prescription information provided by the customer. As a result, certain sales made by the Company violate the applicable statute or regulation in the state in which the customer is located. Any action brought against the Company based on its violation of such state laws and regulations could result in fines to the Company and/or the required compliance with such laws. Such required compliance could result in (i) increased costs to the Company, (ii) the loss of a substantial portion of the Company's customers for whom the Company is unable to obtain or verify their prescription and (iii) the inability to sell to customers at all in a particular state if the Company cannot comply with such state's laws. The occurrence of any of the above results could have a material adverse effect on the Company's ability to sell contact lenses and continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair the Company's ability to sell contact lenses and continue to operate profitably.


     In June 1997, the Company received notice from the Georgia State Board of Dispensing Opticians (the "Georgia Board") that the Georgia Board considers sales by the Company in Georgia to be in violation of Georgia law, which requires face-to-face delivery of contact lenses. However, the Georgia Board did not recommend any action be taken at that time, but reserved the right to pursue future violations by the Company. In November 1997, the Company received notice from the State of New Mexico Board of Examiners in Optometry (the "New Mexico Board") that the New Mexico Board considers sales by the Company in New Mexico to be in violation of New Mexico law and ordering the Company to cease and desist selling contact lenses in New Mexico. The Company has not taken any actions in response to such notices. Sales to customers in these two states in 1997 were less than 3% of the Company's net sales for that period.


  SOURCES OF SUPPLY

     Historically, substantially all of the major manufacturers of contact lenses have refused to sell lenses directly to direct marketers, including the Company, and have sought to prohibit their distributors from doing so. As a result, the Company currently purchases a substantial portion of its products from unauthorized distributors, such as large optical retail chains with excess inventory. The Company is aware that at least one large manufacturer of contact lenses has begun to put tracking codes on its products in an effort to identify distributors who are selling to direct marketers. The Company is not an authorized dealer for the majority of the products which it sells. In addition, the price the Company pays for certain of its products is sometimes higher than that paid by eye care

                              1-800 CONTACTS, INC.

practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers. There can be no assurance that the Company will be able to obtain sufficient quantities of contact lenses at competitive prices in the future to meet the existing or anticipated demand for its products. Any such inability would have a material adverse effect on the Company's business, financial position and results of operations.


     Although the Company seeks to reduce its reliance on any one supplier by establishing relationships with a number of distributors and other sources, the Company purchased from a single distributor approximately 40 percent and 21 percent of its contact lens inventory in 1996 and 1997, respectively. The Company also purchased from another distributor 40 percent of its contact lens inventory in 1997. The Company continually seeks to establish new relationships with potential suppliers in order to be able to obtain adequate inventory at competitive prices. In the event that this supplier could no longer supply the Company with contact lenses, there can be no assurance that the Company could secure other adequate sources of supply, or that such supply could be obtained on terms no less favorable to the Company than its current supply, which could adversely affect the Company by increasing its costs or, in the event adequate replacement supply cannot be secured, reducing its net sales.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  REVENUE RECOGNITION

     Sales are recognized at the time of shipment to the customer. Payment for the product is generally received prior to shipment. As a result, unearned revenue represents amounts received from customers for which shipment has not occurred. Shipping and handling fees are included as part of net sales. The related freight costs associated with shipping products to customers are included as a component of cost of goods sold.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  INVENTORIES

     Inventories consist of contact lenses and are recorded at the lower of cost (using the first-in, first-out method) or market.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the term of the lease. Major additions and improvements are capitalized, while costs for minor replacements, maintenance and repairs that do not increase the useful life of an asset are expensed as incurred. Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts. The resulting gain or loss is reflected in income.

  ADVERTISING COSTS


     The Company capitalizes certain direct-mail advertising costs and amortizes those costs over the period for which the revenues are generated in accordance with Statement of Position ("SOP") 93-7. Based upon the Company's past direct-response information, the Company capitalizes direct-mail advertising costs on a cost-pool-by-cost-pool approach and amortizes those costs over a 12 month period, which is the period during which the future benefits are expected to be received. Approximately 73 percent of capitalized costs are amortized over

                              1-800 CONTACTS, INC.

the first six months after the advertisement. The Company recorded direct-response advertising expense of approximately $420,300 and $3,411,000 for the years ended December 31, 1996 and 1997, respectively.



     At each balance sheet date, the Company evaluates the realizability of amounts reported as assets by comparing the carrying amounts of such assets to the estimated remaining future net revenues (revenues less direct costs) expected to result from the advertisement. To the extent the carrying amounts exceed the remaining future net revenues, the excess is recorded as advertising expense in the current period.


     Revenue patterns in the future may be significantly different than those currently estimated based upon factors such as regulatory action, economic changes in customers, demographics, an inability to obtain supply adequate to fulfill orders and other factors which could result in the impairment of capitalized costs. In that event, the Company may be required to write off some or all of the capitalized costs and or revise its amortization practices.


     The Company expenses all other advertising costs when the advertising takes place. These advertising costs totalled approximately $106,339, $47,800 and $75,093 for the periods ended December 31, 1995, 1996 and 1997, respectively.


  OTHER ASSETS

     Other assets consist of the following:


                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Intangible assets...........................................  $120,447    $170,447
Deferred offering costs.....................................        --     375,198
Deposits....................................................        --      40,425
                                                              --------    --------
                                                               120,447     586,070
Accumulated amortization....................................   (34,126)    (67,723)
                                                              --------    --------
                                                              $ 86,321    $518,347
                                                              ========    ========


     Intangible assets consist of amounts paid to secure the rights to the Company's telephone number and internet address. These costs are amortized over an estimated life of 5 years. The Company has contractual rights customary to the industry to use its telephone and internet address. However, under applicable rules and regulations of the Federal Communications Commission, the Company does not have and cannot acquire any property rights to the telephone number. The Company does not expect to lose the right to use the number, however, there can be no assurance in this regard and such loss would have a material adverse effect on the Company's results of operations.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist mainly of cash, short-term payables, borrowings under a credit line and notes payable. The Company believes that the carrying amounts approximate fair value.

  LONG-LIVED ASSETS

     The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 121. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If

                              1-800 CONTACTS, INC.

such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

  INCOME TAXES

     The Company has elected, for federal and state income tax purposes, to include their taxable income with that of its shareholders (an S Corporation election). Accordingly, the Company makes no provision for income taxes.


     The S Corporation status of the Company will terminate upon consummation of the offering and the Company will become subject to corporate income taxes (see
Note 9). Upon termination of the Company's S Corporation status, the Company will recognize deferred income tax assets and liabilities in accordance with SFAS No. 109, "Accounting for Income Taxes." The resulting adjustment will be recorded as a deferred income tax provision or benefit for the period in which the change in status is effective. Had the Company become a C corporation as of December 31, 1997, a provision for deferred income taxes of approximately $596,866 would have been recorded, arising from the following temporary differences:



Deferred advertising costs..................................  $636,224
Other.......................................................   (39,358)
                                                              --------
                                                              $596,866
                                                              ========



  STOCK-BASED COMPENSATION



     The Company accounts for its stock option grants to employees under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and provides the pro forma footnote disclosures required by SFAS No. 123, "Accounting for Stock Based Compensation."



NOTE 3. LINE OF CREDIT AND LONG-TERM DEBT


  LINE OF CREDIT


     In August 1997 (subsequently amended on October 1, 1997 and January 5,
1998), the Company entered into a line of credit agreement with a bank providing for borrowings equal to the lesser of $3,000,000 or 50 percent of eligible inventory. The maximum borrowings under the amended agreement decrease to the lesser of $2,750,000 on January 31, 1998, $2,225,000 on February 28, 1998,
$1,750,000 on March 31, 1998, and $1,000,000 on April 30, 1998 or 50 percent of eligible inventory at each of the respective dates. The agreement allows for the borrowings to remain at the lesser of $1,500,000 or 50 percent of eligible inventory on April 30, 1998 and thereafter, in the event the Company raises at least $10,000,000 from an initial public offering. Borrowings under the agreement bear interest at the bank's prime rate plus 1.5 percent (10 percent at December 31, 1997) and are secured by substantially all assets of the Company and guaranteed by two stockholders of the Company. The agreement expires on July 31, 1998. As of December 31, 1997, outstanding borrowings under the agreement totalled $1,055,640, which includes checks that had been disbursed to vendors but not presented to the bank for clearance. Upon presentment to the bank, the outstanding checks will be funded by the line of credit. At January 5, 1998, the Company had approximately $1.4 million available under the line of credit.



     The agreement contains various affirmative and negative covenants which require, among other things, restrictions on capital expenditures, restrictions on additional debt, quarterly pre-tax income, maintenance of working capital and restrictions on distributions and changes in ownership. As of December 31, 1997, the Company was not in compliance with the covenants restricting capital expenditures and additional debt. The bank waived these covenants for the year ended December 31, 1997 and agreed to allow the terms of the agreement to continue through the original maturity.

                              1-800 CONTACTS, INC.

  LONG-TERM DEBT


     As of December 31, 1996, the Company's long-term debt consisted of two notes payable with outstanding principal balances totaling $55,871 which were paid in full as of December 31, 1997.



NOTE 4. NOTES PAYABLE TO STOCKHOLDERS


  LONG TERM


     In February 1996, the Company entered into a credit agreement with a stockholder that provides for maximum borrowings of $250,000. The borrowings accrue interest at the prime rate plus 2 percent (10.5 percent at December 31, 1997). As of December 31, 1996 and 1997, outstanding borrowings totalled $205,000 and $243,788, respectively. The agreement matures in February 1999 at which time all unpaid principal and interest is due. In the event of default by the Company, the stockholder has the right to convert the $250,000 into 698,920 shares of common stock or the applicable proportionate number of shares for unpaid amounts outstanding less than $250,000.


  SHORT TERM


     In May 1997, the Company borrowed $250,000 from a stockholder that was repaid prior to December 31, 1997.



     In May 1997, the Company borrowed $600,000 from a stockholder under a short-term promissory note. The note accrued interest at the prime rate plus 2 percent and was due in November 1997. In July 1997, the Company repaid $100,000 on the note and refinanced the remaining $500,000 plus borrowed an additional $600,000 from the stockholder under a new short-term promissory note. The total $1,100,000 unsecured note payable accrues interest at prime plus 2 percent (10.5 percent at December 31, 1997) and is due July 30, 1998. As consideration for entering into this note, the Company agreed to modify the option it holds to repurchase the stockholder's common stock. Under the revised terms of the option, the Company has the right to repurchase 442,651 shares of the stockholder's common stock for $1,900,000.



     In September 1997, the Company borrowed $250,000 from a stockholder under a short-term, unsecured promissory note. The note accrues interest at prime plus 2 percent (10.5 percent at December 31, 1997) and is due in September 1998. In addition, for every month the note is outstanding a fee of $5,000 is added to the outstanding balance and expensed as additional interest. As of December 31, 1997, $20,000 has been added to the balance of the note.


     In October 1995, the Company borrowed $25,000 from a stockholder, which bore interest at 10.75 percent and was repaid in full in February 1996.


     As of December 31, 1997, accrued interest on stockholder notes payable totalled $98,315 and is included in the caption "accrued liabilities" in the accompanying balance sheet.


NOTE 5. COMMITMENTS AND CONTINGENCIES

  LEGAL AND REGULATORY MATTERS

     From time to time the Company is involved in legal matters generally incidental to its business. It is the opinion of management, after discussions with legal counsel, that the ultimate dispositions of these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.


     See Note 1 for a discussion of regulatory matters.

                              1-800 CONTACTS, INC.

  CAPITAL LEASE OBLIGATION


     The Company leases the rights to use its telephone number from an individual under a capital lease arrangement. At the end of the lease, the Company has the option to purchase the interest in the telephone number for $17,500. The minimum future lease payments under the capital lease as of December 31, 1997 are as follows:



            YEAR ENDING DECEMBER 31,               AMOUNT
            ------------------------              --------
            1998................................  $ 32,000
            1999................................    42,000
            2000................................    31,500
                                                  --------
Total minimum lease payments....................   105,500
Less amount representing interest...............   (15,091)
                                                  --------
Present value of minimum lease payments.........    90,409
Less current portion............................   (23,532)
                                                  --------
Capital lease obligations, excluding current
  portion.......................................  $ 66,877
                                                  ========


  OPERATING LEASES


     The Company leases office and warehouse facilities and certain equipment under noncancelable operating leases. Lease expense for the periods ended December 31, 1995, 1996 and 1997 totalled approximately $14,500, $30,900 and $88,000, respectively. In November 1997, the Company agreed to occupy office space in a facility currently under construction. The owner of the new facility is the same as the lessor on the existing facility and has agreed to allow the Company to cancel its existing lease by paying a fee estimated to be no greater than $39,000. The new lease commitment is estimated to commence in May, 1998. Future minimum lease payments under noncancelable operating leases are as follows (including expense under the new lease):



            YEAR ENDING DECEMBER 31,                AMOUNT
            ------------------------              ----------
                    1998........................  $  269,204
                    1999........................     391,942
                    2000........................     405,742
                    2001........................     419,542
                    2002........................     430,048
                    Thereafter..................   1,091,925
                                                  ----------
                                                  $3,008,403
                                                  ==========


  SALES TAX

     The Company's direct mail business is located, and all of its operations are conducted, in the state of Utah. At present, the Company does not collect sales or other similar taxes. However, various states have sought to impose state sales tax collection obligations on out-of-state mail-order companies, such as the Company. The U.S. Supreme Court has held that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of advertising materials through the mail, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. The Company has not received an assessment from any state. The Company anticipates that any legislative changes, if adopted, would be applied on a prospective basis.

                              1-800 CONTACTS, INC.

  ADVERTISING COMMITMENTS


     The Company has entered into certain noncancelable commitments with cooperative mail companies that will require the Company to pay approximately $3,375,000 for direct mail services through December 31, 1998.


NOTE 6. COMMON STOCK TRANSACTIONS

     The Company was organized in February 1995 and 4,141,750 shares of common stock were issued for consideration of $25,000 in cash and contributed assets of $27,783. During 1995, the Company issued 517,719 shares of common stock to an existing stockholder for $27,500 in cash.

     In February 1996, the Company repurchased 931,894 shares of its outstanding common stock for $240,000 in cash. Concurrently with the purchase, the Company sold these shares to new stockholders for $300,000 in cash. The Company has the right to repurchase 442,651 of these shares for $1,900,000 prior to February 1, 2001 (see Note 4).


NOTE 7.  STOCK OPTIONS AND STOCK OPTION PLAN



     The Company will establish a nonqualified and incentive stock option plan in connection with the filing of a Form S-1 Registration Statement. The plan provides for the issuance of a maximum of 310,000 shares of common stock to officers, directors and consultants and other key employees. Incentive stock options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant.



     Prior to the establishment of the stock option plan, the Company issued nonqualified stock options to an employee in October 1996 to purchase 47,986 shares of common stock at an exercise price of $3.22. In addition, during the year ended December 31, 1997, the Company issued nonqualified stock options to an employee to purchase 4,799 shares of common stock at an exercise price of $8.16 and nonqualified options to two employees to purchase 67,181 shares at $11 per share. The Company also issued stock options to a consultant in February 1997 to purchase 19,195 shares of common stock at an exercise price of $4.70. As of December 31, 1997, 15,995 options were vested and exercisable with an exercise price of $3.22 per share. All options vest equally over a three year period.



     The Company applies APB No. 25 and related interpretations in accounting for its stock option grants to employees. Accordingly, no compensation expense has been recognized for these stock option grants. Had compensation expense for the Company's employee stock option grants been determined in accordance with SFAS No. 123, the Company's net income and diluted net income per common share for the year ended December 31, 1997 would have been reduced to the pro forma amounts indicated below:



Net income:
  As reported (1)...........................................  $634,931
  Pro forma.................................................  $617,785
Diluted net income per common share:
  As reported (1)...........................................  $   0.13
  Pro forma.................................................  $   0.13


---------------


(1) Includes the effect of the pro forma adjustments as described in Note 10.



     The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for all grants; risk-free interest rate of 6.5 percent, expected stock price volatility of 0 percent, and an expected life of five years. The weighted average fair value of options granted in 1996 and 1997 was $0.89 per share and $2.64 per share, respectively. The weighted average remaining contractual life of options outstanding as of December 31, 1997 was 9.5 years.

                              1-800 CONTACTS, INC.

NOTE 8.  RELATED PARTY TRANSACTIONS


     During 1995, 1996 and 1997, the Company made aggregate loans to two stockholders totaling $14,144, $226,331 and $289,473, respectively. The loans are unsecured, bear interest at the prime rate (8.5 percent at December 31, 1997) and are due on demand. Interest income on the loans totalled $7,261 and $34,936 for the years ended December 31, 1996 and 1997, respectively and is included in the outstanding balance of the notes receivable. As of December 31, 1996 and 1997, notes receivable from stockholders totalled $247,736 and $572,145, respectively. The Company anticipates making equity distributions to the stockholders sufficient to allow for their repayment on these notes. As a result, these notes have been classified as a reduction in stockholders' equity in the accompanying financial statements.


     See note 4 for a discussion of other related party transactions.

NOTE 9.  SUBSEQUENT EVENTS

  STOCK SPLIT AND CHANGE IN AUTHORIZED COMMON STOCK


     In connection with the filing of an effective Form S-1 Registration Statement and a reincorporation in the state of Delaware, the Board of Directors and stockholders will approve a 414.175 for 1 stock split and a change in the authorized common stock to 20,000,000 shares at $0.01 par value per share. This stock split and change in authorized common stock have been retroactively reflected in the accompanying financial statements.



  STOCK OPTIONS



     In January 1998, the Company granted nonqualified stock options to purchase 71,979 shares of common stock at $11 per share to a director of the Company. The options vest over a three year period and expire in ten years.



  DISTRIBUTIONS TO STOCKHOLDERS



     Prior to the consummation of the offering, the Company will enter into an agreement for distribution of retained earnings and tax indemnification with the existing stockholders. Pursuant to the agreement, an S Corporation distribution estimated to be approximately $800,000 (net of notes receivable due from stockholders of the Company) will be distributed in the form of a promissory note issued by the Company. The note will be paid in full promptly after the closing of the offering. The agreement will provide for, among other things, the indemnification of the existing stockholders for any losses or liabilities with respect to any additional taxes (including interest, penalties and legal fees) and the repayment to the Company of amounts received as refunds, resulting from the Company's operations during the period in which is was an S Corporation. No amounts are currently payable, or anticipated to be payable, or receivable, or anticipated to be receivable under the agreement. that the existing stockholders will be indemnified by the Company with respect to federal and state income tax liabilities as result of an adjustment to the Company's taxable income which increases the tax liability to the existing stockholders for taxable periods ending prior to the termination of the S corporation status. In addition, the existing stockholders will indemnify the Company with respect to any federal and state tax liabilities as a result of an adjustment which decreases the existing stockholders' tax liability for taxable periods ending prior to the termination of the Company's S corporation status and correspondingly increases the tax liability of the Company for a taxable period commencing on or after the termination of the Company's S corporation status.


NOTE 10.  UNAUDITED PRO FORMA INFORMATION


  BALANCE SHEET



     The following unaudited pro forma balance sheet gives effect as of December 31, 1997, to a distribution of $1,286,220, which represents the retained earnings at that date, the repayment of notes receivable due from

                              1-800 CONTACTS, INC.

stockholders of $572,145 as of December 31, 1997, and the recording of an estimated deferred income tax liability of $596,866 that would be recorded if the Company terminated its S corporation status at that date.



  PRO FORMA PROVISION FOR INCOME TAXES



     The unaudited pro forma net income presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has been determined assuming the Company had been taxed as a C corporation for federal and state income tax purposes using an effective income tax rate of 38.5 percent for all periods.



  PRO FORMA PER SHARE INFORMATION



     In accordance with SFAS No. 128 "Earnings per Share," which became effective December 15, 1997, basic net income per common share was computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per common share takes into consideration the effects of stock options and the shares deemed to be outstanding which are being offered by the Company, at an expected initial public offering price of $11 per share, sufficient to fund an assumed S corporation distribution of approximately $714,075 at December 31, 1997 (based on the amount of retained earnings net of notes receivable due from stockholders). For the year ended December 31, 1997, the components of the weighted average number of common shares outstanding is as follows:



Weighted average number of shares for basic net income per
  common shares.............................................  4,659,469
  Stock options.............................................     28,626
  Assumed shares outstanding from expected stockholder
     distribution...........................................     64,916
                                                              ---------
Weighted average number of shares for diluted net income per common share..............................................  4,753,011
                                                              =========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Discount Lens Club:

     We have audited the accompanying statements of operations and owner's capital and cash flows of Discount Lens Club (a California sole proprietorship) for the year ended December 31, 1994 and the one month ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the related cash flows of Discount Lens Club for the year ended December 31, 1994 and the one month ended January 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
  August 13, 1997

                               DISCOUNT LENS CLUB

                  STATEMENTS OF OPERATIONS AND OWNER'S CAPITAL

                                                                                        ONE-MONTH
                                                                        YEAR ENDED        ENDED
                                                                       DECEMBER 31,    JANUARY 31,
                                                                           1994           1995
                                                                       ------------    -----------
NET SALES............................................................    $212,584        $21,552
COST OF GOODS SOLD...................................................     117,326         13,069
                                                                         --------        -------
  Gross profit.......................................................      95,258          8,483
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.........................      78,584          9,369
                                                                         --------        -------
NET INCOME (LOSS)....................................................      16,674           (886)
OWNER'S CAPITAL, beginning of period.................................      18,046         22,818
DISTRIBUTIONS........................................................     (11,902)          (900)
                                                                         --------        -------
OWNER'S CAPITAL, end of period.......................................    $ 22,818        $21,032
                                                                         ========        =======

                 The accompanying notes to financial statements are an integral part of these balance sheets.

                               DISCOUNT LENS CLUB

                            STATEMENTS OF CASH FLOWS

                          INCREASE (DECREASE) IN CASH

                                                                                        ONE MONTH
                                                                        YEAR ENDED        ENDED
                                                                       DECEMBER 31,    JANUARY 31,
                                                                           1994           1995
                                                                       ------------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................................................    $ 16,674        $  (886)
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Depreciation....................................................       1,200            100
     Changes in operating assets and liabilities:
     Inventories.....................................................        (200)           137
     Accrued liabilities.............................................         150           (100)
                                                                         --------        -------
     Net cash provided by (used in) operating activities.............      17,824           (749)
                                                                         --------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions to sole proprietor...................................     (11,902)          (900)
                                                                         --------        -------
NET INCREASE (DECREASE) IN CASH......................................       5,922         (1,649)
CASH AT BEGINNING OF PERIOD..........................................          81          6,003
                                                                         --------        -------
CASH AT END OF PERIOD................................................    $  6,003        $ 4,354
                                                                         ========        =======

                 The accompanying notes to financial statements are an integral part of these balance sheets.

                               DISCOUNT LENS CLUB

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS AND ORGANIZATION OF BUSINESS

     Discount Lens Club ("DLC"), was formed in the State of California on March 1, 1991. The Company was a direct marketer of replacement contact lenses in the United States. DLC sold contact lenses primarily by telephone. In February 1995, DLC ceased operations and contributed certain assets, including mailings lists, to form 1-800 CONTACTS, Inc.

  REVENUE RECOGNITION

     Sales were recognized at the time of shipment to the customer.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  INCOME TAXES

     DLC was formed as a sole proprietorship and includes its income with that of its sole proprietor. Accordingly, DLC made no provision for income taxes.

[Graphic illustrating a representative sample of the contact lenses sold by the Company and a hypothetical comparison of lenses distrubited by the Company and an eyecare practioner.]

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................    1
Risk Factors...............................    5
The Company................................   10
S Corporation Matters......................   10
Use of Proceeds............................   10
Dividend Policy............................   11
Capitalization.............................   12
Dilution...................................   13
Selected Historical and Pro Forma Financial
  Data.....................................   14
Management's Discussion and Analysis Of
  Financial Condition and Results of
  Operations...............................   15
Business...................................   19
Management.................................   30
Principal and Selling Stockholders.........   34
Certain Transactions.......................   34
Description of Capital Stock...............   36
Shares Eligible for Future Sale............   38
Underwriting...............................   40
Experts....................................   41
Legal Matters..............................   41
Additional Information.....................   42
Index to Financial Statements..............  F-1


  UNTIL             , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================


                                2,200,000 SHARES


1-800 CONTACTS LOGO

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                         MORGAN KEEGAN & COMPANY, INC.

                                           , 1998


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, to be paid solely by the Company, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee.........       9,200
NASD filing fee.............................................           *
Nasdaq National Market original listing fee.................           *
Blue Sky fees and expenses (including attorneys' fees and
  expenses).................................................           *
Printing expenses...........................................           *
Accounting fees and expenses................................           *
Transfer agent's and Registrar's fees and expenses..........           *
Legal fees and expenses.....................................           *
Miscellaneous expenses......................................           *
                                                              ----------
  Total.....................................................           *
                                                              ==========

---------------

* To be provided by Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is incorporated under the laws of the State of Delaware.
Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     The Company's Certificate of Incorporation and By-laws provide for the indemnification of Directors and officers of the Company to the fullest extent permitted by Section 145.

     In that regard, the By-laws provide that the Company shall indemnify any person whom it has the power to indemnify by Section 145 from or against any and all of the expenses, liabilities or other matters referred to or covered in
Section 145, and such indemnification is not exclusive of other rights to which such person shall be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity for or in behalf of the Company and/or any subsidiary of the Company and as to action in another capacity while holding such office and shall continue as to such person who has ceased to be a director, officer, employee, or agent of the Company and/or subsidiary of the Company and shall inure to the benefit of the heirs, executors, and administrators of such person.

     The Company expects to enter into indemnification agreements with each of its executive officers and Directors prior to the completion of the Offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since its incorporation on February 1, 1995, the Company has issued the following securities without registration under the Securities Act of 1933, as amended:

     In February 1995, 4,500 shares of Common Stock were issued to Jonathan Coon for consideration of $5,050, 4,500 shares of Common Stock were issued to John Nichols for consideration of $22,733 and 1,000 shares of Common Stock were issued to Steve Gibson for consideration of $25,000. In August 1995, the Company issued 1,250 shares of Common Stock to Steve Gibson for consideration of $27,500 in cash. In February 1996, the Company repurchased 2,250 shares of its outstanding Common Stock and subsequently resold 2,250 shares of Common Stock to Donald and Stephen Yacktman for $300,000 in cash.

     The above-described transactions were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act as transactions not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


      NUMBER                              DESCRIPTION
    -----------                           -----------
      *1.1        Form of Underwriting Agreement.
       3.1(i)     Form of Restated Certificate of Incorporation of the
                  Company.
       3.1(ii)    Form of By-laws of the Company.
      *4.1        Form of certificate representing shares of Common Stock,
                  $0.01 par value per share.
       5.1        Opinion of Kirkland & Ellis.
      10.1        Form of Employment Agreement between the Company and
                  Jonathan C. Coon.
      10.2        Form of Employment Agreement between the Company and John F.
                  Nichols.
      10.3        Form of Employment Agreement between the Company and Scott
                  S. Tanner.
      10.4        Form of Employment Agreement between the Company and Robert
                  G. Hunter.
      10.5        Form of 1-800 CONTACTS, INC Incentive Stock Option Plan.
     *10.6        Lease between the Company and Draper Land Partnership II,
                  dated September 4, 1996, with respect to the Company's
                  current facilities.
     *10.7        Lease between the Company and Draper Land Partnership II,
                  dated November 3, 1997, with respect to the Company's new
                  facility.
     *10.8        Lease between the Company and Ron Knight & Co., dated July
                  14, 1997, with respect to the Company's warehouse.
     *10.9        Revolving Credit Agreement between the Company and Zions
                  First National Bank.
     *10.10       Form of Indemnification Agreement between the Company and
                  its officers and directors.
      10.11       Form of Agreement for Distribution of Retained Earnings and
                  Tax Indemnification between the Company and the Existing
                  Stockholders.

      NUMBER                              DESCRIPTION
    -----------                           -----------
     *10.12       Lease between the Company and Larry T. Short, dated June 27,
                  1995, with respect to the 1-800 CONTACTS telephone number.
      10.13       Form of Stock Option Agreement.
      23.1        Consent of Arthur Andersen LLP.
      23.2        Consent of Kirkland & Ellis (included in Exhibit 5.1).
    **24.1        Power of Attorney (included in signature page).
    **27.1        Financial Data Schedule for the year ended December 31,
                  1996.
    **27.2        Financial Data Schedule for the nine months ended September
                  30, 1997.
      27.3        Financial Data Schedule for the year ended December 31,
                  1997.


---------------

 * To be filed by amendment.


** Previously filed.


(b) Financial Statement Schedules.

    All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as requested by the underwriter to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DRAPER, STATE OF UTAH, ON JANUARY 16, 1998.


                                          1-800 CONTACTS, INC.

                                          BY: /s/     JONATHAN C. COON
                                            ------------------------------------
                                            JONATHAN C. COON
                                            President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan Coon and John Nichols, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the Offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                    * * * *

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT AND POWER OF ATTORNEY HAVE BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES
INDICATED:



                   SIGNATURE                                   TITLE                        DATE
                   ---------                                   -----                        ----
                       *                            President and Director
------------------------------------------------    (principal executive
                JONATHAN C. COON                    officer)                      January 16, 1998

                       *                            Director
------------------------------------------------
                JOHN F. NICHOLS                                                   January 16, 1998

                       *                            Chief Financial Officer and
------------------------------------------------    Director (principal
                SCOTT S. TANNER                     financial officer)            January 16, 1998

                       *                            Controller (principal
------------------------------------------------    accounting officer)
                ROBERT G. HUNTER                                                  January 16, 1998

                       *                            Director
------------------------------------------------
               DONALD A. YACKTMAN                                                 January 16, 1998

                       *                            Director
------------------------------------------------
              STEPHEN A. YACKTMAN                                                 January 16, 1998

                                                    Director
------------------------------------------------
                 E. DEAN BUTLER                                                   January 16, 1998

* The undersigned, by signing his name hereto, does hereby execute this Pre-Effective Amendment No. 1 to
  Registration Statement on behalf of the officers and directors of the Registrant listed above pursuant to the Powers of Attorneys previously filed with the Commission.

              /s/ JONATHAN C. COON
------------------------------------------------
       JONATHAN C. COON, ATTORNEY-IN-FACT